April 19, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

File No. 333-252915

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone call on April 13, 2021. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response. Enclosed with the Response Letter are copies of the pages changed as described in the responses below.

As you know, the Company, if practicable, would like to be effective on May 1, 2021. To this end, it will respond to any further comments expeditiously. If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

REGISTRATION STATEMENT COVER

1.	In the Calculation of Registration Fee table, please add “and interests therein” after the name of the security to be registered (“Individual Indexed-linked Modified Single Premium Deferred Annuity”).

RESPONSE: The Company has made the requested revision.

INDEX FRONTIER® 7 PRO ANNUITY PROSPECTUS

Prospectus Cover

2.	In the table on the first page of the Prospectus Cover, please add “Per Term” to each of the headings in the third column.

Commissioners

April 19, 2021

RESPONSE: 2. The Company has made the requested revision.

3.	In the last cell of the table on the first page of the Prospectus Cover, please revise the last sentence to state: “The Buffer does not protect against reduction for the Daily Charge.”

RESPONSE: The Company has made the requested revision.

4.	Please revise the first paragraph after the bullet points on the Prospectus Cover to state:

“The Contract is intended for long-term investment purposes and may not be appropriate for investors who plan to take withdrawals (including systematic withdrawals and required minimum distributions) during the first five contract years. An early withdrawal charge may apply if you take a withdrawal or surrender the Contract during the first five contract years. That charge will reduce strategy values, including the value of a Conserve/0% Floor Strategy. The early withdrawal charge is 8% for withdrawals and surrenders of the Contract in the first contract year, and falls each contract year during the five-year period. Withdrawals and surrenders may also be subject to income tax, and withdrawals and surrenders before age 59 1⁄2 may also be subject to an additional 10% penalty tax.”

RESPONSE: The Company has made the requested revision.

5.	Please move the second-last paragraph on the Prospectus Cover to the location directly after the first paragraph on the Prospectus Cover.

RESPONSE: The Company has made the requested revision.

Summary (pp. 7-10)

6.	For each subsection of the Summary, please include a cross reference(s) to the fuller discussion(s) later in the prospectus.

RESPONSE: The Company has made the requested revisions.

Early Withdrawal Charge

7.	In the Early Withdrawal Charge subsection of the Summary section, please add the following information:

“If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw plus any amount needed to pay the Early Withdrawal Charge. If you Surrender your Contract, the amount subject to the charge is your Account Value.”

RESPONSE: The Company has made the requested revision.

Commissioners

April 19, 2021

8.	In the Early Withdrawal Charge subsection of the Summary section, please revise the last sentence to state as follows:

“The Early Withdrawal Charge does not apply to (1) a withdrawal that qualifies for the Free Withdrawal Allowance; (2) to any withdrawal under the Bailout right; or (3) the amount, if any, that qualifies for another waiver. Please see the Early Withdrawal Charge section below for more information.”

RESPONSE: The Company has made the requested revision.

Risk Factors (pp. 10-15)

9.	In the No Ability to Determine Strategy Values in Advance subsection of the Risk Factors section, please revise the last sentence to state as follows:

“Likewise, you will not be able to determine in advance the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.”

RESPONSE: The Company has made the requested revision.

10.	In the Unavailable Indexed Strategies subsection of the Risk Factors section, please revise the third sentence to state as follows:

“In that case, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Indexed Strategy, then we will reallocate the applicable funds to a default Strategy.”

RESPONSE: The Company has made the requested revision.

11.

In the “Market Risk” subsection of the Risk Factors section, please remove the last sentence from each of the first three paragraphs because these sentences do not describe situations that present risk to a contract owner.

RESPONSE: The Company has made the requested revisions.

Purchase (pp. 15-16)

Exchanges, Transfers, or Rollovers

12.	Please add the following sentence to the “Exchanges, Transfers, or Rollovers” subsection of the Purchase section:

“You should only exchange your existing contract for this Contract if you determine after comparing the features, fees, and risks of both contracts that it is preferable for you to purchase this Contract rather than continuing to own your existing contract.”

Commissioners

April 19, 2021

RESPONSE: The Company has made the requested revision.

Examples - Impact of Withdrawals on Indexed Strategy Values (pp. 25-34)

13.	In the first paragraph of the Examples - Impact of Withdrawals on Indexed Strategy Values section, please state the assumed early withdrawal charge and remove the word “any” from the last sentence.

RESPONSE: The Company deleted the last sentence from the first paragraph of the Examples - Impact of Withdrawals on Indexed Strategy Values section and added the following two sentences to the end of the paragraph:

“The examples assume that the withdrawals are covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply. If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge.”

Please see the Company’s response to Comment 14 for more information about the changes made to the assumptions that apply to the Examples in this section.

14.

In the discussion sections after each Example in the Examples - Impact of Withdrawals on Indexed Strategy Values section, please state the amount actually received by the contract owner on the $10,000 withdrawal amount.

RESPONSE: The Company reduced the amount of the withdrawal assumed in Examples A-F from a $20,000 total withdrawal, shared between the two Indexed Strategies, to a $10,000 total withdrawal. As a result of this reduction, each withdrawal in Examples A-F is covered by the Free Withdrawal Allowance. The Company revised the discussion section after each Example to state that the amount actually received by the contract owner was the full revised amount withdrawn from each Indexed Strategy.

15.

In the discussion section after Example A in the Examples - Impact of Withdrawals on Indexed Strategy Values section, the first sentence following the table states that the amount an investor “realized on [their] $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $54,417 ($10,000 withdrawal plus the $44,417 Strategy value at the end of the Term).” We note that the example is intended to provide an example of a withdrawal on Indexed Strategy value when an Index is rising; please revise the sentence to reflect the Indexed Strategy value at the end of the Term.

RESPONSE: The Company notes that the Indexed Strategy value at the end of the Term ($44,417) is disclosed in the language quoted above, as part of the $54,417 amount realized by the investor at the end of the Term ($10,000 withdrawal plus the $44,417 Strategy value at the end of the Term). In order to make an appropriate comparison against a scenario in which an investor in the same circumstances opts not to make a withdrawal, the amount of

Commissioners

April 19, 2021

the withdrawal must be considered. The Company has also changed the heading of the section to “Examples - Impact of Withdrawals on Contract Values and Amounts Realized” and revised the first sentence of the section to reference amounts realized as well.

The Company also notes that the figures referenced in this Comment 15 have been revised to conform with the new assumptions mentioned in response to Comment 14. The quoted sentence now states: “In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $54,928 ($5,000 withdrawal plus the $49,928 Strategy value at the end of the Term).”

Strategy Renewals and Reallocations at Term End (pp. 34-35)

Reallocations to Default Strategies

16.	Please revise the first sentence of the Reallocations to Default Strategies subsection of the Strategy Renewals and Reallocations at Term End section to state as follows:

“At the end of a Term, to the extent any amount cannot be applied to a given Indexed Strategy for the next Term because that Strategy is no longer available or the amount is under the minimum or over the maximum for that Strategy for the new Term, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Index Strategy, then we will reallocate the amount to a default Strategy. The default strategy will be a Conserve/0% Floor Strategy that we designate.”

RESPONSE: The Company has made the requested revision.

Other Contract Provisions (p. 60)

Involuntary Termination

17.	Please revise the Involuntary Termination subsection of the Other Contract Provisions section to state as follows:

“If your Account Value on any anniversary of the initial Strategy Application Date is below the minimum value of $5,000 for any reason, we may terminate your Contract on that anniversary. If your Contract has Terms that end on the same date because you made only one Purchase Payment, any involuntary termination will occur on that date. If your Contract has Terms that end on different dates because you made more than one Purchase Payment, any involuntary termination will occur on one of those dates, which will be the end of one Term but not the end of the other Terms. In this case, the Surrender Value payable upon termination of your Contract will reflect the Vested Gains and Vested Losses used to calculate the values of Indexed Strategies with Terms that are not ending on the termination date.”

RESPONSE: The Company has made the requested revision.

Commissioners

April 19, 2021

GENERAL

18.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Unless otherwise indicated, comments reference disclosure in the Index Frontier 7 Pro Annuity prospectus. Please make corresponding changes to the Index Frontier 5 Pro Annuity prospectus as applicable.

RESPONSE: The Company confirms that applicable corresponding changes to the Index Frontier 5 Pro Annuity prospectus were made.

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company
John P. Gruber, Great American Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP

As filed with the Securities and Exchange Commission on April [    ], 2021

Registration No. 333-252915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Great American Life Insurance Company

(Exact name of registrant as specified in its charter)

Ohio	6311	13-1935920
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 East Fourth Street, Cincinnati, Ohio 45202

(513) 357-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John P. Gruber

Great American Life Insurance Company

301 East Fourth Street, Cincinnati, Ohio 45202

(513) 357-3300

(Name and Address of Agent of Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered pursuant to this Registration Statement	Proposed maximum offering price per unit	Proposed maximum aggregate offering price including previously registered securities	Amount of registration fee, including fee paid for previously registered securities
Individual Index-linked Modified Single Premium Deferred Annuity Contract and interests therein	$ Note 1	N/A Note 2	$ Note 1	$ Note 1

Note 1	Amount to be registered will be updated by pre-effective amendment. The registration fee will be paid prior to the effective date of this registration statement.
Note 2	Proposed maximum offering price per unit is not applicable because these securities are not issued in predetermined amounts or units.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

GREAT AMERICAN LIFE INSURANCE COMPANY

Administrative Office: P.O. Box 5423, Cincinnati OH 45201-5423

Street Address: 301 East Fourth Street, Cincinnati OH 45202

Policy Administration: 1-800-789-6771

INDEX FRONTIER® 7 PRO ANNUITY

PROSPECTUS Dated May 1, 2021

The Index Frontier® 7 Pro annuity is an Individual Index-linked Modified Single Premium Deferred Annuity (the “Contract”) issued by Great American Life Insurance Company® (“Great American Life,” “we” or “us”). It provides that we will pay annuity payout benefits to you in exchange for your purchase payments. The Contract offers you the opportunity to allocate funds to indexed strategies for one-year periods (a “Term”). Indexed strategies provide returns based, in part, on the change in the value of a market index or the share price of an exchange-traded fund (an “Index”). The returns of an Index do not include reinvestment of any dividends.

The Contract is a modified single premium deferred annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.

A glossary of defined terms used herein can be found in the Special Terms section starting on page 5 of this prospectus.

The Contract currently offers three Conserve Strategies, three Growth Strategies, and one Buffer Strategy.

Conserve/0% Floor Strategies	Index	Maximum Loss/Floor of 0% Per Term
S&P 500 0% Floor	S&P 500® Index	Other than the reduction for the Daily Charge, you cannot lose money allocated to a Conserve Strategy due to a negative change in the Index.
iShares U.S. Real Estate 0% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE 0% Floor	iShares MSCI EAFE ETF

Growth/-10% Floor Strategies	Index	Maximum Loss/Floor of 10% Per Term
S&P 500 -10% Floor	S&P 500® Index	In addition to the reduction for the Daily Charge, each Term you can lose up to 10% of money allocated to a Growth Strategy due to a negative change in the Index.
iShares U.S. Real Estate -10% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE -10% Floor	iShares MSCI EAFE ETF

10% Buffer Strategy	Index	End of Term Buffer of 10% Per Term
S&P 500 10% Buffer	S&P 500® Index	At the end of the Term, the Buffer protects against the first 10% negative change in the Index, but there is no limit on losses due to a negative change above that Buffer. The Buffer is less than 10% if you withdraw money before the end of the Term. The Buffer does not protect against reduction for the Daily Charge.

In general, we will set a higher Maximum Gain for a Growth Strategy than the Maximum Gain for a Conserve Strategy that uses the same Index, and we will set a higher Maximum Gain for the Buffer Strategy than for the Growth Strategy that uses the same Index.

•

Subject to the Daily Charge, the value of an indexed strategy will increase if there is a positive change in the applicable Index value during a Term. Any increase during a Term is subject to an upper limit called the Maximum Gain. At least 10 days before a Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that Term on our website. We can change the Maximum Gain for each new Term of an indexed strategy.

•

Before the end of a Term, any increase in the value of an indexed strategy is also subject to a vesting factor. The vesting factor limits the portion of the positive change in the Index that we take into account when we calculate the increase in the strategy value. The vesting factor varies depending on the day of the Term. It is 25% for any date within the first half of a Term, 50% for any date within the second half of a Term, and 100% at the end of a Term.

•

Each day, we will subtract the Daily Charge from the value of each indexed strategy. The Daily Charge is calculated as a percentage of the amount applied to the strategy, adjusted for withdrawals and prior daily charges. The Daily Charge is a rate that compounds to 1.00% per year.

•

The value of a Conserve/0% Floor Strategy will not decrease by more than the Daily Charge even if there is a negative change in the applicable Index value during a Term. The value of each Conserve Strategy is reduced by the Daily Charge.

•

The value of a Growth/-10% Floor Strategy will decrease by more than the Daily Charge if there is a negative change in the applicable Index value during a Term. Any decrease during a Term for a Growth Strategy (other than by reason of the Daily Charge) is subject to a lower limit called the Maximum Loss. The Maximum Loss for each Term of a Growth Strategy is 10%. In addition to the Daily Charge, each Growth Strategy includes a risk of potential loss of up to 10% of principal and any prior earnings each Term.

•

The value of a 10% Buffer Strategy will decrease if there is a negative change in the applicable Index Value that is larger than the Buffer during a Term. The Buffer is the portion of a negative Index Change for a Term that is disregarded when calculating Buffer Strategy losses. The Buffer varies depending on the day of the Term. The Buffer at the end of a Term is 10%. Before the end of the Term, the Buffer is calculated daily as a prorated share of the annual 10% Buffer. In addition to the Daily Charge, each Buffer Strategy includes a risk of potential loss of principal and any prior earnings. At maximum, the Buffer protects 10% of principal and any prior earnings from loss each Term.

The Contract is intended for long-term investment purposes and may not be appropriate for investors who plan to take withdrawals (including systematic withdrawals and required minimum distributions) during the first seven contract years. An early withdrawal charge may apply if you take a withdrawal or Surrender the Contract during the first seven contract years. That charge will reduce strategy values, including the value of a Conserve/0% Floor Strategy. The early withdrawal charge is 9% for withdrawals and Surrenders of the Contract in the first contract year, and falls each contract year during the seven-year period. Withdrawals and Surrenders may also be subject to income tax, and withdrawals and Surrenders before age 59 1⁄2 may also be subject to an additional 10% penalty tax.

Risk Factors for this Contract appear on pages 11-16 and pages 77-81. ~~Variable~~ Indexed annuity contracts are complex insurance and investment vehicles. You should speak with a financial advisor about the Index Frontier 7 Pro and its features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Great American Life that you ought to know before investing. It describes all material rights and obligations under the Contract including material state variations.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

•	The Contract is not insured by the FDIC (Federal Deposit Insurance Corporation) or the NCUSIF (National Credit Union Share Insurance Fund).

•

Although the Contract may be sold through relationships with banks or other financial institutions, the Contract is not a deposit or obligation of, or guaranteed by, such institutions or any federal regulatory agency.

•	The Contract is a security. It involves investment risk and may lose value. There is a risk of loss of principal under the Contract and that loss can become greater due to Early Withdrawal Charges.

All guarantees under the Contract are the obligations of Great American Life and are subject to the credit worthiness and claims-paying ability of Great American Life.

The Contract doesn’t invest in any equity, debt or other investments. If you buy this Contract, you aren’t investing directly in an Index, the stocks included in an Index, or the underlying investments or other assets held by an Index.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by Great American Life. Standard & Poor’s®, S&P®, S&P 500®, SPDR® and STANDARD & POOR’S DEPOSITORY RECEIPTS® are trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great American Life. Great American Life products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates, and none of such parties makes any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruption of the S&P 500 Index.

The iShares U.S. Real Estate ETF and the iShares MSCI EAFE ETF are distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by Great American Life Insurance Company. Great American Life annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from Great American Life do not acquire any interest in the iShares U.S. Real Estate ETF or the iShares MSCI EAFE ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representation or warranty, express or implied, to the owners of any Great American Life annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares U.S. Real Estate ETF or the iShares MSCI EAFE ETF or any data related thereto.

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The principal underwriter of the Contract is Great American Advisors, Inc. The offering of the Contract is intended to be continuous. The underwriter will use its best efforts to sell the Contract.

This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contract.

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.

~~The Contract is a modified single premium deferred annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.~~

Our form number for the Contract is P1833521NW. Our form numbers for the strategy endorsements to the Contract are E1322517NW, E1322617NW, E1322717NW, E1322817NW, E1322917NW, E1323017NW, E1829620NW, E1829720NW, and E1829820NW. The form numbers may vary by state. The Securities and Exchange Commission file number for the Contract is 333-252915.

TAX-QUALIFIED CONTRACT. An annuity contract that is intended to qualify for special tax treatment for retirement savings. If your Contract is a Tax-Qualified Contract, the cover page of your Contract includes information about its tax qualification. If your Contract is not a Tax-Qualified Contract, the cover page of your Contract will identify it as a “Nonqualified Annuity.”

TERM. The period for which Contract values are allocated to a given Indexed Strategy, and over which gain or loss is calculated. Each Term is one year long, and will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.

VESTED GAIN. The portion of any positive Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Gain is equal to: (1) any positive Index Change for the Term, but not exceeding the Maximum Gain set for that Term; multiplied by (2) the applicable Vesting Factor for that day; and then multiplied by (3) the remaining Investment Base for that Term. Daily Charges are applied prior to calculating Vested Gains.

VESTED LOSS. The portion of any negative Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Loss is equal to: (1) any negative Index Change for the Term, after taking into account either the Maximum Loss for each Term of that Indexed Strategy or the Buffer; multiplied by (2) the remaining Investment Base for that Term. Daily Charges are applied prior to calculating Vested Losses.

VESTING FACTOR. A factor used to determine a Vested Gain. Vesting Factors are described in the Vested Gains and Losses section of this prospectus.

Summary

The Great American Life Index Frontier® 7 Pro annuity is a modified single premium deferred annuity contract that may help you accumulate retirement savings. The Contract is intended for long term investment purposes. The Contract is a legal agreement between you as the Owner and Great American Life as the issuing insurance company. In the Contract, you agree to make one or more Purchase Payments to us and we agree to pay the Annuity Payout Benefit to you.

Like all deferred annuities, the Contract has two periods. During the period prior to the Annuity Payout Initiation Date, your Contract may accumulate earnings on a tax-deferred basis. During the period that begins on the Annuity Payout Initiation Date, we will make payments under the selected Payout Option.

The following chart describes the key features of the Contract. Read this prospectus for more detailed information about the Contract.

Benefits

•   The Annuity Payout Benefit is a series of periodic payments made under a Payout Option. This benefit can provide you with income for a fixed period of time or for life. It is based on the Account Value on the Annuity Payout Initiation Date.

•   The Cash Benefit lets you take out all of your Account Value (Surrender) or take out part of it (withdrawal). An Early Withdrawal Charge generally applies if you take money out during the first ~~seven~~five Contract Years. You can Surrender your Contract or take a withdrawal before the Annuity Payout Initiation Date.

•   The Death Benefit is payable if you die before the Annuity Payout Initiation Date. This benefit is paid to your beneficiaries. It is based on the Death Benefit Value, which will never be less than your Purchase Payments, reduced proportionately for withdrawals.

Please see the Annuity Payout Benefit, Cash Benefit, and Death Benefit sections below for more information.

Purchase Payments

The Contract is a modified single premium annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date. The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if:

•   you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or

•   you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

Please see the Purchase section below for more information.

Issue Age	Each Owner must be age 80 or younger on the Contract Effective Date. Please see the Purchase section below for more information.

Indexed Strategies	We currently offer seven Indexed Strategies.

Conserve/0% Floor Strategies

S&P 500 0% Floor

iShares U.S. Real Estate 0% Floor

iShares MSCI EAFE 0% Floor

Growth/-10% Floor Strategies

S&P 500 -10% Floor

iShares U.S. Real Estate -10% Floor

iShares MSCI EAFE -10% Floor

10% Buffer Strategy

S&P 500 10% Buffer

Index S&P 500® Index iShares U.S. Real Estate ETF iShares MSCI EAFE ETF Index S&P 500® Index iShares U.S. Real Estate ETF iShares MSCI EAFE ETF Index S&P 500® Index

Conserve/0% Floor Strategies

•   The value of a Conserve Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of a Conserve Strategy will never decrease due to a negative Index Change during a Term.

•   The value of a Conserve Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term equal to the Daily Charge.

•   We will always offer at least one Conserve Strategy.

Growth/-10% Floor Strategies

•   The value of a Growth Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of a Growth Strategy will decrease due to a negative Index Change during a Term. If you allocate money to a Growth Strategy, you can lose up to 10% of that money during the Term due to a negative Index Change.

•   The value of a Growth Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term equal to the Daily Charge plus any loss due to a negative Index Change.

10% Buffer Strategy

•   The value of the Buffer Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of the Buffer Strategy will decrease due to a negative Index Change during a Term. If you allocate money to the Buffer Strategy, at the end of the Term you can lose up to 90% of that money due to a negative Index Change. At the end of the Term, 10% of the money you allocated is protected from loss. You can lose more than 90% of that money if you withdraw it before the end of the Term.

•   The value of the Buffer Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term even if the Buffer protects against any loss due to a negative Index Change.

Please see the Indexed Strategies section below for more information.

Indexed Strategy Value and Investment Base

At the start of a Term, the value of an Indexed Strategy is equal to the Investment Base for that Term, which is the amount applied to that Strategy for that Term.

During a Term, a Vested Gain increases the Strategy value or a Vested Loss reduces the Strategy value.

The Daily Charge reduces the Investment Base of the Strategy equal to the amount of the charge. The Daily Charge reduces the amount to which Vested Gain or Vested Loss applies. This means that the Daily Charge will increase any losses and decrease any gains

A withdrawal reduces the Strategy value, including the value of any Conserve/0% Floor Strategy, by the amount of the withdrawal and related Early Withdrawal Charge. A withdrawal reduces the Investment Base by the portion of the Investment Base needed to pay for the withdrawal and related Early Withdrawal Charge. The reduction in the Investment Base is proportional to the reduction in the Strategy value. This means that we calculate the percentage of Strategy Value that is being withdrawn and we reduce your Investment Base by the same percentage. If you take a withdrawal when your Strategy Value is less than your Investment Base, the amount of Investment Base reduction will exceed the dollar amount of your withdrawal. For example, if your Strategy Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of Strategy Value. If your Investment Base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new Investment Base after the withdrawal would be $24,000 ($40,000 – $16,000). If your Strategy Value is greater than your Investment Base, the amount of the Investment Base reduction will be less than the dollar amount of the withdrawal.

Please see the Indexed Strategies section below for more information.

Daily Charge	Each day of this Contract, we will subtract a Daily Charge from the Investment Base of each Indexed Strategy. The Daily Charge is calculated as a percentage of the remaining Investment Base of the Strategy. The Daily Charge is a rate that compounds to 1.00% per year. Please see the Daily Charge section below for more information.

Vested Gains and Losses

•   Each day of a Term, the value of an Indexed Strategy is adjusted for the Vested Gain or Loss since the start of that Term. We use the following formulas to calculate Vested Gains and Losses.

•   Vested Gain = any positive Index Change for the Term (but not exceeding the Maximum Gain set for the Term) x applicable Vesting Factor for that day x remaining Investment Base for the current Term.

•   Vested Loss = any negative Index Change for the Term (after taking into account either the Maximum Loss for the Term or the Buffer, as applicable) x remaining Investment Base for the current Term.

•   Daily Charges are applied prior to calculating Vested Gains and Vested Losses.

Please see the Vested Gains and Losses section below for more information.

Maximum Gains

We set a Maximum Gain for each Indexed Strategy prior to the start of each Term. This means the Maximum Gain for an Indexed Strategy may change for each Term. At least 10 days before the next Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that next Term on our website. In general, we will set a higher Maximum Gain for a Growth/-10% Floor Strategy than the Maximum Gain for a Conserve/0% Floor Strategy that uses the same Index. In general, we will set a higher Maximum Gain for a 10% Buffer Strategy than the Maximum Gain for a Growth Strategy that uses the same Index.

The Daily Charges will decrease any gains.

Please see the Vested Gains and Losses section below for more information.

Maximum Losses

The Maximum Loss for each Term of a Conserve Strategy is 0%.

The Maximum Loss for each Term of a Growth Strategy is a loss of 10%.

The Maximum Loss for each Term of the Buffer Strategy is a loss of 90%, or more than 90% if a withdrawal is taken before the end of the Term. In addition, your cumulative loss over Multiple Terms could exceed 90% of your investment.

The Daily Charge will increase any losses.

Please see the Vested Gains and Losses section below for more information.

Buffer	The Buffer at the end of each Term of a Buffer Strategy is 10%. Before the end of each Term, the Buffer is calculated daily as a prorated share of the annual 10% Buffer. Please see the Vested Gains and Losses section below for more information.

Vesting Factors

Vesting Factors for the Indexed Strategies are fixed and are applied as follows:

•   For a positive Index Change during a Term, the Vesting Factors are 25% for any date within the first six months of a Term; 50% for any date within the final six months of a Term but before the final Market Date of the Term; and 100% on or after the final Market Date of the Term. A Vesting Factor below 100% limits any positive increase during a Term.

•   For a negative Index Change during a Term, there is no Vesting Factor.

Please see the Vested Gains and Losses section below for more information.

Strategy Renewals	At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term will not include any amount that is moved as part of a reallocation at the Term end. Please see the Strategy Renewals and Reallocations at Term End section below for more information.

Strategy Reallocations	At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the Strategies. Please see the Strategy Renewals and Reallocations at Term End section below for more information.

Access to Your Money Through Withdrawals

You may take a withdrawal from your Contract at any time prior to the Annuity Payout Initiation Date.

•   During the first seven Contract Years, unless you qualify for the Free Withdrawal Allowance or the bailout right as described below, an Early Withdrawal Charge will apply.

•   A withdrawal from an Indexed Strategy will reduce the value of that Strategy on a dollar-for-dollar basis. A withdrawal from an Indexed Strategy during a Term will proportionally reduce the Investment Base used to calculate any subsequent Vested Gain or Loss in that Term.

•   In addition to any applicable Early Withdrawal Charge, a withdrawal may be subject to income tax, and a withdrawal before age 59 1⁄2 may also be subject to an additional 10% penalty tax.

Please see the Early Withdrawal Charge section below for more information.

Early Withdrawal Charge	An Early Withdrawal Charge applies during the first seven Contract Years if you Surrender your Contract or withdraw an amount in excess of the Free Withdrawal Allowance. The charge is equal to the amount subject to the charge multiplied by the applicable rate set out below.

Contract Year	1	2	3	4	5	6	7	8+
Early Withdrawal Charge Rate	9%	8%	7%	6%	5%	4%	2%	0%

If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw plus any amount needed to pay the Early Withdrawal Charge. If you Surrender your Contract, the amount subject to the charge is your Account Value.

When you request a withdrawal, we will reduce the amount we pay you by the amount of the Early Withdrawal Charge. If you instruct us to pay you the specific withdrawal amount, we will instead reduce your Account Value by both the requested specific withdrawal amount, as well as the amount of the Early Withdrawal Charge. In this case, since you opted not to pay the Early Withdrawal Charge out of your withdrawal proceeds, we treat the Early Withdrawal Charge as an additional requested withdrawal. We will apply the Early Withdrawal Charge to both the specified withdrawal amount, as well as any amounts we withdraw to cover your Early Withdrawal Charges. The Early Withdrawal Charge does not apply to (1) a withdrawal that qualifies for the Free Withdrawal Allowance ~~or~~; (2) to any withdrawal under the Bailout right~~..~~ ; or (3) the amount, if any, that qualifies for another waiver. Please see the Early Withdrawal Charge section below for more information.

For example, if after using their Free Withdrawal Allowance a contractholder requested that an additional $10,000 be withdrawn from their Account Value when a 9% Early Withdrawal Charge was in effect, a $900 Early Withdrawal Charge would apply (9% of $10,000 withdrawn). The contractholder would receive $9,100 ($10,000 - $900), minus any income tax withholding.

Similarly, if a contractholder instead requested that they receive a net amount of $10,000 from their account in the same circumstances, we would treat the Early Withdrawal Charge amount as an additional requested withdrawal subject to an Early Withdrawal Charge. This means that we will “gross up” your requested withdrawal to cover applicable Early Withdrawal Charges (and any income tax withholding). If we assume that no income tax withholding applies, the withdrawal would be grossed up to $10,989, calculated by dividing the net amount requested by 1 minus the Early Withdrawal Charge rate ($10,000 / (1 – 0.09)). The Early Withdrawal Charge would be $989 (9% of the $10,989 withdrawal), and the contractholder would receive $10,000 ($10,989 - $989).

Free Withdrawal Allowance	The Free Withdrawal Allowance lets you withdraw some money from your Contract without the imposition of the Early Withdrawal Charge. For the first Contract Year, the Free Withdrawal Allowance is an amount equal to 10% of the total Purchase Payments received by us. For each subsequent Contract Year, the Free Withdrawal Allowance is equal to 10% of the Account Value as of the most recent Contract Anniversary. The Free Withdrawal Allowance is non-cumulative and you may not carry over any unused portion to other Contract Years. Like any other withdrawal, an amount withdrawn that is covered by the Free Withdrawal Allowance will reduce the value of an Indexed Strategy on a dollar-for dollar basis, and will proportionally reduce the Investment Base of a Strategy. Please see the Early Withdrawal Charge section below for more information.

Bailout Right	We will waive the Early Withdrawal Charge on an amount you withdraw if: (1) you withdraw it at the end of a Term from an Indexed Strategy; and (2) either the Maximum Gain for such Indexed Strategy for the next Term is less than the Bailout Trigger for the current Term, or such Indexed Strategy will not be available for the next Term. If the Bailout right will apply at the end of a Term, we will notify you at least 30 days before the end of that Term. The Bailout right does not apply to your initial Term. Please see the Early Withdrawal Charge section below for more information.

Payout Options

Like all annuity contracts, the Contract offers a range of Payout Options, which provide payments for your lifetime or for a fixed period. After payments begin, you cannot change the Payout Option or any fixed period you selected. The standard Payout Options are listed below.

•   Fixed Period Payout

•   Life Payout

•   Life Payout with Payments for at Least a Fixed Period

•   Joint and One-half Survivor Payout

Please see the Payout Options section below for more information.

Death Benefit

A Death Benefit is payable under the Contract if you die before the Annuity Payout Initiation Date. If the Owner is a non-natural person, such as a trust or a corporation, then a Death Benefit is payable under the Contract if an Annuitant dies before the Annuity Payout Initiation Date.

The Death Benefit Value is the greater of: (1) the Account Value as of the applicable date; or (2) your Purchase Payment(s) reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges.

Please see the Death Benefit section below for more information.

Tax Deferral

The Contract is generally tax deferred, which means that you are not taxed on the earnings in your Contract until the money is paid to you. Contracts owned by non-natural owners, such as trusts and corporations, are subject to special rules.

A tax-qualified retirement plan such as an IRA also provides tax deferral. Buying the Contract within a tax-qualified retirement plan does not give you any extra tax benefits. There should be reasons other than tax deferral for buying the Contract within a tax-qualified retirement plan.

Please see the Federal Tax Considerations section below for more information.

Right to Cancel

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation.

Please see the Right to Cancel (Free Look) section below for more information.

Risk Factors

The Contract involves certain risks that you should understand before purchasing it. You should carefully consider your income needs and risk tolerance to determine whether the Contract or a particular Indexed Strategy is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Indexed Strategies you choose.

Loss of Principal Related to Growth Strategy and Buffer Strategy due to Negative Index Changes

There is a significant risk of loss of principal and related earnings due to negative Index Changes if you allocate your Purchase Payment(s) to a Growth/-10% Floor Strategy or 10% Buffer Strategy. Such a loss may be substantial.

This risk exists for each Growth Strategy because you agree to absorb any loss in the Index during the Term up to the Maximum Loss of 10%. This risk exists for each Buffer Strategy because you agree to absorb any loss in the Index that exceeds the Buffer. This risk of loss does not exist if you allocate your Purchase Payment(s) to a Conserve/0% Floor Strategy.

If you allocate money to a Growth Strategy, you may lose up to 10% at the end of each Term. If you allocate money to a Growth Strategy over multiple Terms, you may lose up to 10% each Term, which may result in a cumulative loss that is greater than 10%.

If you allocate money to a Buffer Strategy, you may lose up to 90% at the end of each Term. If you allocate money to a Buffer Strategy and withdraw it before the end of the Term, you may lose more than 90% because the Buffer is less than 10% until the end of the Term. If you allocate money to a Buffer Strategy over multiple Terms, you may lose up to 90% at the end of each Term, which may result in a cumulative loss that is greater than 90%.

No Ability to Determine Strategy Values in Advance	If you request a withdrawal from an Indexed Strategy, we will process the withdrawal at the first Market Close after receipt of your Request in Good Order. This means you will not be able to determine in advance the value of an Indexed Strategy or the amount of any Vested Gain or Vested Loss. Likewise, you will not be able to determine in advance the ~~nature and size of the~~ amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.

Changes in Maximum Gains	We set a Maximum Gain for each new Term of an Indexed Strategy. The Maximum Gain for a new Term of an Indexed Strategy may be lower than its Maximum Gain for the current Term and may be as low as 1%. You risk the possibility that the Maximum Gain for a new Term may be lower than you would find acceptable.

Unavailable Indexed Strategies	At the end of a Term, we may stop offering any Indexed Strategy and, consequently, an Indexed Strategy you selected may not be available after the end of a Term. An Indexed Strategy you selected also may not be available after the end of a Term due to minimums and maximums that we set. In that case, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Indexed Strategy, then we will reallocate the applicable funds to a default Strategy. The funds allocated to a default Strategy may earn a return that is lower than the return they would have earned if there had been no reallocation, but will not increase the risk of loss of principal and any prior earnings.

Replacement of an Index	We have the right to replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. If we replace an Index during a Term, we will calculate Vested Gains and Losses using the old Index up until the replacement date. After the replacement date, we will calculate Vested Gains and Losses using the new Index. The performance of the new Index may not be as good as the performance of the old Index. As a result, funds allocated to an Indexed Strategy may earn a return that is lower than the return they would have earned if there had been no replacement.

Involuntary Termination of Contract	If your Account Value falls below the minimum value of $5,000 for any reason, we may terminate your Contract. For example, we may terminate your Contract if a loss on a Growth/-10% Floor Strategy or a 10% Buffer Strategy causes your Account Value to fall below $5,000.

No Direct Investment in the Market

When you allocate money to an Indexed Strategy that uses the S&P 500 Index, you will not be investing in that Index, or in any stock included in that Index. Index Changes for these Strategies are calculated without taking into account dividends paid on stocks that make up the S&P 500 Index.

When you allocate money to an Indexed Strategy that uses the iShares U.S. Real Estate ETF, you will not be investing in that exchange-traded fund, in the securities or other assets that it holds, or in any real estate investment trust. Index Changes for these Strategies are calculated without taking into account dividends paid by the iShares U.S. Real Estate ETF.

When you allocate money to an Indexed Strategy that uses the iShares MSCI EAFE ETF, you will not be investing in that exchange-traded fund or in the securities or other assets that it holds, or in any stock included in the MSCI EAFE Index. Index Changes for these Strategies are calculated without taking into account dividends paid by the iShares MSCI EAFE ETF.

Because changes in the value of an Indexed Strategy are subject to Maximum Gains and either Maximum Losses or a Buffer, as applicable, and may be subject to a Vesting Factor, the performance of an Indexed Strategy may diverge from the performance of the Index.

Market Risk

Money allocated to a Growth/-10% Floor Strategy or 10% Buffer Strategy that uses the S&P 500 Index is subject to the risk that the market value of the underlying securities that comprise the S&P 500 Index may decline. For a Growth Strategy, you will absorb any such market loss up to the amount of the Maximum Loss of 10%. For a Buffer Strategy, you will absorb any such market loss to the extent it exceeds the Buffer. In addition, any positive change in the Index Value over a Term will be lower than the total return on an investment in the stocks that comprise the S&P 500 Index because the total return will reflect dividend payments on those stocks and the Index Values will not reflect those dividend payments. Because the return on an Indexed Strategy that uses the S&P 500 Index will be subject to limitations and will be linked to its performance and not the performance of the underlying stocks, your return may be less than that of a direct investment in such stocks. In addition, due to the same limitations, your return may be less than that of a direct investment in a fund that tracks the S&P 500 Index. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

Money allocated to a Growth/-10% Floor Strategy that uses the iShares U.S. Real Estate ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the iShares U.S. Real Estate ETF is tied to the performance of the real estate sector, which is highly sensitive to general and local economic conditions and developments, characterized by intense competition and periodic overbuilding, and subject to risks associated with leverage. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. In addition, because the return on any indexed strategy that uses the iShares U.S. Real Estate ETF will be subject to limitations and will be linked to the performance of the iShares U.S. Real Estate ETF and not the performance of its underlying index or the components of that index, your return may be less than that of another investment linked directly to the performance of the fund, its underlying index, or a direct investment in such components. In addition, due to the same limitations, your return may be less than that of a direct investment in the iShares U.S. Real Estate ETF. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

Money allocated to a Growth/-10% Floor Strategy that uses the iShares MSCI EAFE ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the iShares MSCI EAFE ETF is tied to the performance of large- and mid-capitalization developed market equities, excluding the U.S. and Canada. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. In addition, because the return on any indexed strategy that uses the iShares MSCI EAFE ETF will be subject to limitations and will be linked to the performance of the iShares MSCI EAFE ETF and not the performance of its underlying index or the components of that index, your return may be less than that of another investment linked directly to the performance of the fund, its underlying index, or a direct investment in such components. In addition, due to the same limitations, your return may be less than that of a direct investment in the iShares MSCI EAFE ETF. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. As of the date of this prospectus, the COVID-19 pandemic has led to significant volatility and negative returns in the financial markets. These market conditions have impacted the performance of the Indexes to which the Growth/-10% Floor Strategies and 10% Buffer Strategies are linked. If these market conditions continue, and depending on your individual circumstances (e.g., your selected Indexed Strategies and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps speak to your registered representative about how this may affect your purchase. For example, in order to purchase the Contract, you may be required to submit your application prior to a specific date. In that case, if there is a delay because your application is incomplete or otherwise not in good order, you might not be able to purchase the Contract. Your broker-dealer may impose conditions on the purchase of the Contract, such as a lower maximum issue age, than we or other selling firms impose. We reserve the right to reject any application in our discretion.

Purchase Payments

The Contract is a modified single premium annuity contract. This means you may make one or more Purchase Payments during the purchase payment period. The purchase payment period begins on the Contract Effective Date. It will end two months after the Contract Effective Date.

We must receive your initial Purchase Payment on or before the Contract Effective Date. We must receive each additional Purchase Payment before the last day of the purchase payment period. We will not accept any Purchase Payment that we receive after the date that the Contract is cancelled or Surrendered or after a death for which a Death Benefit is payable.

The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

We reserve the right to refuse a Purchase Payment made in the form of a personal check in excess of $100,000. We may accept a Purchase Payment over $100,000 made in other forms, such as EFT/wire transfers, or certified checks or other checks written by financial institutions. We will not accept a Purchase Payment made with cash, money orders, or traveler’s checks.

Exchanges, Transfers, or Rollovers

If you own an annuity or tax-qualified account, you may be able to exchange it for an Index Frontier annuity, directly transfer it to an Index Frontier annuity, or roll it over to an Index Frontier annuity without paying taxes. Before you do, compare the benefits, features, and costs of each annuity or account. You may pay an early withdrawal charge under the old annuity or account. You may also pay a sales charge under the new annuity or account, or you may pay an early withdrawal charge if you later take withdrawals from the new annuity or account. Please note that some financial professionals may have a financial incentive to offer this Contract in place of the one the investor already owns. Ask your registered representative whether an exchange, transfer, or rollover would be advantageous, based on the features, benefits, and charges of the Index Frontier annuity.

If you purchase your Contract with an exchange, transfer, or rollover, a delay in processing the exchange, transfer, or rollover may delay the issuance of your new Contract or prevent the application of additional Purchase Payments to your existing Contract.

You should only exchange your existing contract for this Contract if you determine after comparing the features, fees, and risks of both contracts that it is preferable for you to purchase this Contract rather than continuing to own your existing contract.

Application of Purchase Payments

Each Purchase Payment will be held in the Purchase Payment Account until it is applied to an Indexed Strategy on a Strategy Application Date. On each Strategy Application Date, we will apply the then current balance of the Purchase Payment Account to the Indexed Strategies you selected.

In certain states, we are required to give back your Purchase Payment(s) if you decide to cancel your Contract during the free look period. If we are required by law to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period.

We will credit interest daily on amounts held in the Purchase Payment Account at the annual effective rate set out in your Contract. This rate will be at least 1%.

-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%	-10%	-2%
-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%
-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%
-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%
-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%
-22%	-10%	-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%

In general, Growth Strategies are designed to protect against larger negative Index Changes, while Buffer Strategies are designed to protect against smaller negative Index Changes. When identical investments are made in a Growth Strategy and a Buffer Strategy using the same Index over the same Term, a negative change in the Index produces the following results:

•	a negative Index Change between 0% and -10%, measured on any day, would have a greater negative impact on the Growth Strategy

•	a negative Index Change between -10% and -20% could have a greater negative impact on either strategy, depending on the Index Change and the size of the Buffer on the day the Index Change is measured

•	a negative Index Change below -20%, measured on any day, would have a greater negative impact on the Buffer Strategy

See Examples - Impact of Withdrawals on Indexed Strategy Values section below for examples that illustrate these concepts.

Examples - Impact of Withdrawals on ~~Indexed Strategy~~Contract Values and Amounts Realized

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values ~~and~~, Vested Gains and Losses, and amounts realized at the end of the Term. These examples assume that you allocate a $50,000 Purchase Payment to the S&P 500 Growth/-10% Floor Strategy and a $50,000 Purchase Payment to the S&P 500 10% Buffer Strategy. ~~To simplify the examples, we~~The examples assume that the ~~stated withdrawal amounts include any related~~withdrawals are covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply. If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge.

Example A: Withdrawal When Index Rising Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Index Value at Term Start	1000	1000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 ~~-~~– 1000) / 1000 = 4%	(1040 ~~-~~– 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,799 x 1% = $498 Vested Gain	$49,799 x 1% = $498 Vested Gain
Strategy Value before Withdrawal	$49,799 + $498 = $50,297	$49,799 + $498 = $50,297
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$~~10~~5,000 / $50,297 = ~~19.88~~9.94%	$~~10~~5,000 / $50,297 = ~~19.88~~9.94%
Proportional Reduction in Investment Base	$49,799 x 0.~~1988 = $9,901~~0994 = $4,950	$49,799 x 0.~~1988 = $9,901~~0994 = $4,950
Remaining Investment Base after Withdrawal	$49,799 - $~~9,901 = $39,898~~4,950 = $44,849	$49,799 - $~~9,901 = $39,898~~4,950 = $44,849

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~39,898~~44,849	$~~39,898~~44,849
Daily Charges from Day 147 to Term End	$~~240~~270	$~~240~~270
Remaining Investment Base at Term End	~~$39,898 - $240 = $39,658~~$44,849 - $270 = $44,579	~~$39,898 - $240 = $39,658~~$44,849 - $270 = $44,579
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$~~39,658~~44,579 x 12% = $~~4,759~~5,349 Vested Gain	$~~39,658~~44,579 x 13% = $5,~~156~~795 Vested Gain
Strategy Value at Term End	~~$39,658 + $4,785 =~~ $44,~~417~~579 + $5,349 = $49,928	$~~39,658~~44,579 + $5,~~156 = $44,814~~795 = $50,374

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $54,~~417 ($10~~928 ($5,000 withdrawal plus the $~~44,417~~49,928 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,440 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $5,940 gain ($49,500 x 12%)).

This hypothetical Strategy value of $55,440 exceeds the amount realized of $54,~~417~~928 because:

•	the gain at the time of the withdrawal caused the reduction in the Investment Base to be less than the actual amount withdrawn ($~~10~~5,000 - $~~9,901 = $99~~4,950 = $50); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($~~4,759~~5,349 - $5,940 = -$~~1,181~~591); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~59~~29 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~99 - $1,181 + $59 = -$1,023~~50 - $591 + $29 = -$512) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,440 - $~~1,023~~512 = $54,~~417~~928).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~54,814 ($10~~55,374 ($5,000 withdrawal plus the $~~44,814~~50,374 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $55,935 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $6,435 gain ($49,500 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $~~397~~446 in this example. The amount you realized under the Buffer Strategy ($~~54,814~~55,374) exceeds the amount you realized under the Growth Strategy ($54,~~417~~928) because the Growth Strategy had a lower Maximum Gain, and the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain.

Example B: Withdrawal When Index Falls and Then Rises

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	880	880
Negative Index Change	(880 - 1000) / 1000 = -12%	(880 - 1000) / 1000 = -12%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-12% - -4% = -8%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-8% x 100% = 8% Vested Loss
Vested Loss in Dollars	$49,799 x 10% = $4,980 Vested Loss	$49,799 x 8% = $3,984 Vested Loss
Strategy Value before Withdrawal	$49,799 - $4,980 = $44,819	$49,799 - $3,984 = $45,815
Amount Withdrawn	$4,945	$5,055
Percentage Reduction in Strategy Value	$~~10,000~~4,945 / $44,819 = ~~22.31~~11.03%	$~~10,000~~5,055 / $45,815 = ~~21.83~~11.03%
Proportional Reduction in Investment Base	$49,799 x 0.~~2231 = $11,111~~1103 = $5,493	$49,799 x 0.~~2183 = $10,870~~1103 = $5,493
Remaining Investment Base after Withdrawal	$49,799 - $~~11,111 = $38,688~~5,493 = $44,306	$49,799 - $~~10,870 = $38,929~~5,493 = $44,306

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~38,688~~44,306	$~~38,929~~44,306
Daily Charges from Day 147 to Term End	$~~233~~267	$~~234~~267
Remaining Investment Base at Term End	~~$38,688 - $233 = $38,455~~$44,306 - $267 = $44,039	~~$38,929 - $234 = $38,695~~$44,306 - $267 = $44,039
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$~~38,455~~44,039 x 12% = $~~4,615~~5,285 Vested Gain	$~~38,695~~44,039 x 13% = $5,~~030~~725 Vested Gain
Strategy Value at Term End	~~$38,455 + $4,615 = $43,069~~$44,039 + $5,285 = $49,324	$~~38,695~~44,039 + $5,~~030 = $43,726~~725 = $49,764

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $~~53,069 ($10,000~~54,269 ($4,945 withdrawal plus the $~~43,069~~49,324 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,440 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $5,940 gain ($49,500 x 12%)).

This hypothetical Strategy value of $55,440 exceeds the amount realized of $~~53,069~~54,269 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,111 = -$1,111~~4,945 - $5,493 = -$548); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($~~4,615~~5,285 - $5,940 = -$~~1,325~~655); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~66~~32 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy (-$~~1,111 + -$1,325 + $66 = -$2,371~~548 + -$655 + $32 = -$1,171) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,440 - $~~2,371 = $53,069~~1,171 = $54,269).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~53,726 ($10,000~~54,819 ($5,055 withdrawal plus the $~~43,726~~49,764 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $55,935 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $6,435 gain ($49,500 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $~~656~~550 in this example. The amount you realized under the Buffer Strategy ($~~53,726~~54,819) exceeds the amount you realized under the Growth Strategy ($~~53,069~~54,269) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed more of the negative Index Change (4 percentage points of the -12% change) than the Maximum Loss absorbed (2 percentage points of the -12% change), thus ~~reducing~~resulting in more of the withdrawal being taken from the Buffer Strategy even though the Investment Base of ~~the Growth Strategy~~both strategies was reduced by ~~more than the reduction in the Buffer Strategy~~the same amount, and (2) the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain, thus increasing the Buffer Strategy’s value by more than the increase in the Growth Strategy’s value.

Example C: Withdrawal When Index Falling Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$100
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	980	980
Negative Index Change	(980 - 1000) / 1000 = -2%	(980 - 1000) / 1000 = -2%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-2%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -2% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as a Percentage	-2% x 100% = 2% Vested Loss	0% Vested Loss
Vested Loss in Dollars	$49,799 x 2% = $996 Vested Loss	$0 Vested Loss
Strategy Value before Withdrawal	$49,799 - $996 = $48,803	$49,799 - $0 = $49,799
Amount Withdrawn	$4,949	$5,051
Percentage Reduction in Strategy Value	$~~10,000~~4,949 / $48,803 = ~~20.49~~10.14%	$~~10,000~~5,051 / $49,799 = ~~20.08~~10.14%
Proportional Reduction in Investment Base	$49,799 x 0.~~2049 = $10,204~~1014 = $5,050	$49,799 x .0.~~2008 = $10,000~~1014 = $5,050
Remaining Investment Base after Withdrawal	$49,799 - $~~10,204 = $39,595~~5,050 = $44,749	$49,799 - $~~10,000 = $39,799~~5,050 = $44,749

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~39,595~~44,749	$~~39,799~~44,749
Daily Charges from Day 147 to Term End	$~~238~~269	$~~239~~269
Remaining Investment Base at Term End	~~$39,595 - $238 = $39,357~~$44,749 - $269 = $44,480	~~$39,799 - $239 = $39,560~~$44,749 - $269 = $44,480
Index Value at Term Start	1000	1000
Index Value at Term End	860	860

Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - -10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,357~~44,480 x 10% = $~~3,936~~4,448 Vested Loss	$~~39,560~~44,480 x 4% = $1,~~582~~779 Vested Loss
Strategy Value at Term End	~~$39,357 - $3,956 = $35,421~~$44,480 - $4,448 = $40,032	$~~39,560~~44,480 - $1, ~~582 = $37,978~~779 = $42,701

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $~~45,421 ($10,000~~44,981 ($4,949 withdrawal plus the $~~35,421~~40,032 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $~~45,421~~44,981 exceeds this hypothetical Strategy value of $44,550 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $10,204 = -$204~~4,949 - $5,050 = -$101); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,950 - $~~3,936 = $1,014~~4,448 = $502); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~61~~30 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~1,014 - $204 + 61 = $871~~502 - $101 + $30 = $431) is equal to the difference between the amount realized and the hypothetical Strategy value ($~~45,421 - $871~~44,981 - $431 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $47,~~978 ($10,000~~752 ($5,051 withdrawal plus the $~~37,978~~42,701 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,520 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $1,980 loss ($49,500 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~556~~771 in this example. The amount you realized under the Buffer Strategy ($47,~~978~~752) exceeds the amount you realized under the Growth Strategy ($~~45,421~~44,981) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed all of the negative Index Change of -2%, while the Maximum Loss did not absorb any of the negative Index Change, thus ~~reducing~~resulting in more of the withdrawal being taken from the Buffer Strategy even though the Investment Base of ~~only the Growth Strategy~~both strategies was reduced by the same amount, and (2) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Example D: Withdrawal When Index Falling Steadily and Precipitously

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	850	850
Negative Index Change	(850 - 1000) / 1000 = -15%	(850 - 1000) / 1000 = -15%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-15% - -4% = -11%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-11% x 100% = 11% Vested Loss
Vested Loss in Dollars	$49,799 x 10% = $4,980 Vested Loss	$49,799 x 11% = $5,478 Vested Loss
Strategy Value before Withdrawal	$49,799 - $4,980 = $44,819	$49,799 - $5,478 = $44,321
Amount Withdrawn	$5,028	$4,972
Percentage Reduction in Strategy Value	$~~10,000~~5,028 / $44,~~910 =~~ 819 = 11.22~~.31~~%	$~~10,000~~4,972 / $44,321 = 11.22~~.56~~%
Proportional Reduction in Investment Base	$49,799 x 0.~~2231 = $11,111~~1122 = $5,587	$49,799 x 0.~~2256 = $11,236~~1122 = $5,587
Remaining Investment Base after Withdrawal	$49,799 - $~~11,111 = $38,688~~5,587 = $44,212	$49,799 - $~~11,236 = $38,563~~5,587 = $44,212

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~38,688~~44,212	$~~38,563~~44,212
Daily Charges from Day 147 to Term End	$~~233~~266	$~~232~~266
Remaining Investment Base at Term End	~~$38,688 - $233 = $38,455~~$44,212 - $266 = $43,946	~~$38,563 - $232 = $38,331~~$44,212 - $266 = $43,946
Index Value at Term Start	1000	1000
Index Value at Term End	750	750
Negative Index Change	(750 - 1000) / 1000 = -25%	(750 - 1000) / 1000 = -25%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-25% - -10% = -15%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-15% x 100% = 15% Vested Loss
Vested Loss in Dollars	$~~38,455~~43,946 x 10% = $~~3,845~~4,395 Vested Loss	$~~38,232~~43,946 x 15% = $~~5,750~~6,592 Vested Loss
Strategy Value at Term End	~~$38,455 - $3,845 = $34,609~~$43,946 - $4,395 = $39,551	~~$38,232 - $5,750 = $32,581~~$43,946 - $6,592 = $37,354

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $44,~~609 ($10,000~~579 ($5,028 withdrawal plus the $~~34,609~~39,551 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $44,~~609~~579 exceeds this hypothetical Strategy value of $44,550 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,111 = -$1,111~~5,028 - $5,587 = -$559); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,950 - $~~3,845 = $1,105~~4,395 = $555); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~66~~33 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~1,105 - $1,111 + 66 = $59~~555 - $559 + 33 = $29) is equal to the difference between the amount realized and the hypothetical Strategy value ($44,~~609 - $59~~579 - $29 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $42,~~581 ($10,000~~326 ($4,972 withdrawal plus the $~~32,581~~37,354 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $42,075 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $7,425 loss ($49,500 x -15%)).

The amount realized of $42,~~581~~326 exceeds this hypothetical Strategy value of $42,075 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,236 = -$1,236~~4,972 - $5,587 = -$615);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($7,425 - $~~5,750 = $1,675~~6,592 = $833); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~67~~33.

The result for the S&P 500 Buffer Strategy ($~~1,675 - $1,236 + 67 = $506~~833 - $615 + 33 = $251) is equal to the difference between the amount realized and the hypothetical Strategy value ($42,~~581 - $506~~326 - $251 = $42,075).

Your investment in the S&P 500 Buffer Strategy underperformed the S&P 500 Growth Strategy by $2,~~028~~253 in this example. The amount you realized under the Buffer Strategy ($42,~~581~~326) is smaller than the amount you realized under the Growth Strategy ($44,~~609~~579) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed less of the negative Index Change of -15%, thus ~~reducing~~resulting in more of the withdrawal being taken from the Buffer Strategy even though the Investment Base of ~~the Buffer Strategy to a greater extent~~both strategies was reduced by the same amount, and (2) at the end of the Term, the Buffer absorbed less of the negative Index Change (10 percentage points of the -25% change) than the Maximum Loss absorbed (15 percentage points of the -25% change), thus reducing the Buffer Strategy value by more than the reduction in the Growth Strategy value.

Example E: Withdrawal When Index Rises and Then Falls

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1080	1080
Positive Index Change	(1080 - 1000) / 1000 = 8%	(1080 - 1000) / 1000 = 8%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	8%	8%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	8% x 25% = 2% Vested Gain	8% x 25% = 2% Vested Gain
Vested Gain in Dollars	$49,799 x 2% = $996 Vested Gain	$49,799 x 2% = $996 Vested Gain
Strategy Value before Withdrawal	$49,799 + $996 = $50,795	$49,799 + $996 = $50,795
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$~~10~~5,000 / $50,795 = ~~19.69~~9.84%	$~~10~~5,000 / $50,795 = ~~19.69~~9.84%
Proportional Reduction in Investment Base	$49,799 x 0.~~1969 = $9,804~~0984 = $4,900	$49,799 x 0.~~1969 = $9,804~~0984 = $4,900
Remaining Investment Base after Withdrawal	$49,799 - $~~9,804 = $39,995~~4,900 = $44,899	$49,799 - $~~9,804 = $39,995~~4,900 = $44,899

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~39,995~~44,899	$~~39,995~~44,899
Daily Charges from Day 147 to Term End	$~~240~~270	$~~240~~270
Remaining Investment Base at Term End	~~$39,995 - $240 = $39,755~~$44,899 - $270 = $44,629	~~$39,995 - $240 = $39,755~~$44,899 - $270 = $44,629
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - -10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,755~~44,629 x 10% = $~~3,976~~4,463 Vested Loss	$~~39,755~~44,629 x 4% = $1,~~590~~785 Vested Loss
Strategy Value at Term End	~~$39,755 - $3,976 = $35,780~~$44,629 - $4,463 = $40,166	$~~39,755~~44,629 - $1,~~590 = $38,165~~785 = $42,844

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,~~780 ($10~~166 ($5,000 withdrawal plus the $~~35,780~~40,166 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $45,~~780~~166 exceeds this hypothetical Strategy value of $44,550 because:

•	the gain at the time of the withdrawal caused the reduction in the Investment Base to be less than the actual amount withdrawn ($~~10~~5,000 - $~~9,804 = $196~~4,900 = $100);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,950 - $~~3,976 = $974~~4,463 = $487); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~59~~29 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~196 + $974 + $59 = $1,230~~100 + $487 + $29 = $558) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,~~780 - $1,230~~166 - $616 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~48,165 ($10~~47,844 ($5,000 withdrawal plus the $~~38,165~~42,844 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,520 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $1,980 loss ($49,500 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~385~~678 in this example. The amount you realized under the Buffer Strategy ($~~48,165~~47,844) exceeds the amount you realized under the Growth Strategy ($45,~~780~~166) because, at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Example F: Multiple Withdrawals in a Volatile Market

Impact of $2,500 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,799 x 1% = $498 Vested Gain	$49,799 x 1% = $498 Vested Gain
Strategy Value before Withdrawal	$49,799 + $498 = $50,297	$49,799 + $498 = $50,297
Amount Withdrawn	$1,250	$1,250
Percentage Reduction in Strategy Value	$~~2,500~~1,250 / $50,297 = ~~4.97~~2.49%	$~~2,500~~1,250 / $50,297 = ~~4.97~~2.49%
Proportional Reduction in Investment Base	$49,799 x 0.~~0497 = $2,475~~0249 = $1,240	$49,799 x 0.~~0497 = $2,475~~0249 = $1,240
Remaining Investment Base after Day 146 Withdrawal	$49,799 - $ ~~2,475 = $47,324~~1,240 = $48,559	$49,799 - $ ~~2,475 = $47,324~~1,240 = $48,559

Impact of $3,500 Withdrawal on Day 219 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 146 Withdrawal	$~~47,324~~48,559	$~~47,324~~48,559
Daily Charges Day 147 through Day 219	$~~95~~98	$~~95~~98
Remaining Investment Base on Day 219	~~$47,324 - $95 = $47,229~~$48,559 - $98 = $48,461	~~$47,324 - $95 = $47,229~~$48,559 - $98 = $48,4619
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	970	970
Negative Index Change	(970 - 1000) / 1000 = -3%	(970 - 1000) / 1000 = -3%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-3%	N/A
Buffer on Day 219 of Term	N/A	10% x (365-146)/365 = 6% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -3% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as Percentage	-3% x 100% = 3% Vested Loss	0%
Vested Loss in Dollars	$~~47,229~~48,461 x 3% = $1,~~417~~454 Vested Loss	$0
Strategy Value before Withdrawal	$~~47,229~~48,461 - $1,~~417 = $45,812~~454 = $47,007	$~~47,229~~48,461 - $0 = $ ~~47,229~~48,461
Amount Withdrawn	$1,723	$1,777
Percentage Reduction in Strategy Value	$1,723 / $47,007 = 3~~,500 / $45,812 = 7.64~~.67%	$1,777 / $48,461 = 3~~,500 / $47,229 = 7.41~~.67%
Proportional Reduction in Investment Base	$~~47,229~~48,461 x 0.~~0764 = $3,608~~0367 = $1,779	$~~47,229~~48,461 x 0.~~0741 = $3,500~~0367 = $1,779
Remaining Investment Base after Day 219 Withdrawal	~~$47,229 - $3,608 = $43,621~~$48,461 - $1,779 = $46,682	~~$47,229 - $3,500 = $43,729~~$48,461 - $1,779 = $46,682

Impact of $4,000 Withdrawal on Day 292 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 219 Withdrawal	$~~43,621~~46,682	$~~43,729~~ 46,682
Daily Charges Day 220 through Day 292	$~~88~~94	$~~88~~94
Remaining Investment Base on Day 292	~~$43,621 - $88 = $43,533~~$46,682 - $94 = $46,588	~~$43,729 - $88 = $43,641~~$46,682 - $94 = $46,588
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1150	1150
Positive Index Change	(1150 - 1000) / 1000 = 15%	(1150 - 1000) / 1000 = 15%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	14%
Vesting Factor in Month 8	50%	50%
Vested Gain as a Percentage	12% x 50% = 6% Vested Gain	14% x 50% = 7% Vested Gain
Vested Gain in Dollars	$~~43,533~~46,588 x 6% = $2,~~612~~795 Vested Gain	$~~43,641~~46,588 x 7% = $3,~~055~~261 Vested Gain
Strategy Value before Withdrawal	$~~43,533~~46,588 + $2,~~612 = $46,144~~795 = $49,383	$~~43,641~~46,588 + $3,~~055 = $46,696~~261 = $49.849
Amount Withdrawn	$1,991	$2,009
Percentage Reduction in Strategy Value	$1,991 / $49,383= 4~~,000 / $46,144 = 8.67~~.03%	$2,009 / $49,849 = 4~~,000 / $46,696 = 8.57~~.03%
Proportional Reduction in Investment Base	$~~43,533~~46,588 x 0.~~0867 = $3,774~~0403 = $1,878	$~~43,641~~46,588 x 0.~~0857 = $3,738~~0403 = $1,878
Remaining Investment Base after Day 292 Withdrawal	~~$43,533 - $3,774 = $39,759~~$46,588 - $1,878 = $44,710	~~$43,641 - $3,738 = $39,902~~$46,588 - $1,878 = $44,710

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 292 Withdrawal	$~~39,759~~44,710	$~~39.902~~44,710
Daily Charges Day 293 to Term End	$~~80~~90	$~~80~~90
Remaining Investment Base at Term End	~~$39,759 - $80 = $39,679~~$44,710 - $90 = $44,620	~~$39,902 - $80 = $39,822~~$44,710 - $90 = $44,620
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - -10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,679~~44,620 x 10% = $~~3,968~~4,462 Vested Loss	$~~39,822~~44,620 x 4% = $1,~~593~~785 Vested Loss
Strategy Value at Term End	~~$39,679 - $3,968 = $35,711~~$44,620 - $4,462 = $40,158	$~~39,822~~44,620 - $1,~~593 = $38,230~~785 = $42,835

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,~~711 ($10,000~~122 ($4,964 total withdrawal plus the $~~35,711~~40,158 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $45,~~711~~122 exceeds this hypothetical Strategy value of $44,500 because:

•

the gains at the time of the $2,500 and $4,000 withdrawals caused the reductions in the Investment Base to be less than the actual amounts withdrawn ($~~2,500 - $2,475 = $25 and $4,000 - $3,774 = $226~~1,250 - $1,240 = $10 and $1,991 - $1,878 = $113);

•	the loss at the time of the $3,500 withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~3,500 - $3,608 = -$108~~1,723 - $1,779 = -$56);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be less than the hypothetical loss ($4,~~975 - $3,968 = $984~~950 - $4,462 = $488); and

•	the Daily Charges are lower than they would have been without the withdrawals by $~~18~~17 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~25 + $226 - $108 + $982 + $36 = $1,161~~10 + $113 - $56 + $488 + $17 = $572) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,~~711 - $1,161~~122 - $572 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~48,230 ($10,000~~47,871 ($5,036 total withdrawals plus the $~~38,230~~42,835 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,520 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $1,980 loss ($49,500 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~519~~749 in this example. The amount you realized under the Buffer Strategy ($~~48,230~~47,871) exceeds the amount you realized under the Growth Strategy ($45,~~711~~122) for three reasons: (1) at the time of the Day 219 withdrawal, the Buffer absorbed all of the negative Index Change of -3%, while the Maximum Loss did not absorb any of the negative Index Change, thus ~~reducing~~resulting in more of the withdrawal being taken from the Buffer Strategy even though the Investment Base of ~~the Growth Strategy only~~both strategies was reduced by the same amount, (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Maximum Gain of both the Buffer Strategy and the Growth Strategy, but the Buffer Strategy had a higher Maximum Gain than the Growth Strategy, ~~so~~resulting in more of the withdrawal being taken from the Buffer ~~Strategy’s~~Strategy even though the Investment Base ~~increased to a greater extent~~of both strategies was reduced by the same amount, and (3) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Strategy Renewals and Reallocations at Term End

Renewals

At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term of the same Strategy will not include any amount that is moved to a different Strategy as part of a reallocation at the Term end.

Reallocations

At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the available Strategies. You can only reallocate amounts from one Indexed Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any renewal or reallocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to an Indexed Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

The new Term of each Strategy is subject to the Maximum Gain in effect for that Strategy for that new Term. For example, the Maximum Gain for an Indexed Strategy for a new Term may be different than the Maximum Gain for that Indexed Strategy for the Term that is ending.

Availability of Strategies

At the end of a Term, we may eliminate a particular Indexed Strategy in our discretion. We will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Maximum Gains that will apply for that next Term on our website.

We are not obligated to offer any one particular Indexed Strategy. At the end of a Term, we can add or stop offering any Indexed Strategy at our discretion. For example, we could stop offering Growth/-10% Floor Strategies after the first seven Contract Years. We may limit the availability of an Indexed Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Indexed Strategies may not be available in all states.

We will always offer at least one Conserve/0% Floor Strategy. No earnings are guaranteed for an Indexed Strategy.

If we add or stop offering a Indexed Strategy at the end of a Term, we will send you a notification. If funds are held in an Indexed Strategy that will no longer be available after the end of a Term, the funds will remain in that Indexed Strategy until the end of that Term.

If you have allocated money to an Indexed Strategy and that Indexed Strategy will not be available for the next Term, then the Bailout right will apply. In this case, you may withdraw money from that Indexed Strategy at the end of the current Term without incurring an Early Withdrawal Charge, or you may reallocate amounts to another Indexed Strategy.

Reallocations to Default Strategies

At the end of a Term, to the extent any amount cannot be applied to a given Indexed Strategy for the next Term because that Strategy is no longer available or the amount is under the minimum or over the maximum for that Strategy for the new Term, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Index Strategy, then we will reallocate the amount to a default Strategy. The default strategy will be a Conserve/0% Floor Strategy that we designate.

If the amount to be applied exceeds the maximum, then the default reallocation rules will apply only to the excess amount. For example, if the maximum amount for an Indexed Strategy is $50,000 and the amount to be applied is $54,000, then the default reallocation rules will apply only to the excess $4,000.

Cash Benefit

Surrender

You may Surrender your Contract at any time before the earlier of: (1) the Annuity Payout Initiation Date; or (2) a death for which a Death Benefit is payable. The right to Surrender may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A Surrender must be made by a Request in Good Order. The amount paid upon Surrender is the Surrender Value. If you Surrender your Contract, the Contract terminates.

Withdrawals

You may take a withdrawal from your Contract at any time before the earliest of: (1) the Annuity Payout Initiation Date; (2) a death for which a Death Benefit is payable; or (3) the date that this Contract is Surrendered. The right to withdraw may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A designation of Beneficiary must be made by a Request in Good Order. We must receive the request on or before the date of death for which a Death Benefit is payable.

•	You may designate two or more persons jointly as the Beneficiaries. Unless you state otherwise, joint Beneficiaries that are surviving are entitled to equal shares.

•

You may designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary is entitled to a benefit only if there is no primary Beneficiary who that is surviving.

Survivorship Required

In order to be entitled to receive a Death Benefit, a Beneficiary must survive for at least 30 days after the death for which the Death Benefit is payable.

If you designate your spouse as a Beneficiary and your marriage ends before your death, we will treat your former spouse as having predeceased you unless:

•	a court order provides that the former spouse’s rights as a beneficiary are to continue; or

•	the former spouse remains or becomes an Owner.

Other Contract Provisions

Amendment of the Contract

We reserve the right to amend the Contract to comply with applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

Misstatement

We may require proof of the age of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by such person’s life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount with interest. If payments would be lower, we may deduct the overpaid amount, with interest, from succeeding payments.

Involuntary Termination

~~We may terminate~~ If your ~~Contract at any time that the~~ Account Value on any anniversary of the initial Strategy Application Date is ~~less than~~below the minimum ~~required~~ value of $5,000 ~~due to poor market performance or withdrawals from the Contract. For example~~for any reason, we may terminate your Contract ~~if a loss on a Growth/-10% Floor Strategy or a 10% Buffer Strategy causes your Account Value to fall below $5,000. If we terminate your Contract, we~~on that anniversary. If your Contract has Terms that end on the same date because you made only one Purchase Payment, any involuntary termination will ~~pay you~~ occur on that date. If your Contract has Terms that end on different dates because you made more than one Purchase Payment, any involuntary termination will occur on one of those dates, which will be the end of one Term but not the end of the other Terms. In this case, the Surrender Value ~~determined as of the date that we terminate~~payable upon termination of your Contract will reflect the Vested Gains and Vested Losses used to calculate the values of Indexed Strategies with Terms that are not ending on the termination date.

Loans

Loans are not available under the Contract.

State Variations

This prospectus describes the material features of the Contract. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. However, please note that the maximum charge is set forth in this prospectus. If you would like to review a copy of the Contract and any endorsements, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, visit our website at GAIGannuities.com or call us at 1-800-789-6771.

The following information is a summary of material state variations as of the date of this prospectus.

General

For Contracts Issued in Illinois and New Jersey: References to “spouse” have been changed to “spouse or civil union partner.”

Availability of Strategies

For Contract Issued in Michigan: We will not eliminate the Indexed Strategies set out on your Contract Specifications page at the end of any Term and such Indexed Strategies will be available for renewals and reallocations at the end of each Term.

Extended Care Waiver Rider. The table below summarizes material state variations related to the rider.

For Contracts Issued in:	Variations in Extended Care Waiver Rider
California	The Waiver of Early Withdrawal Charges for Facility Care or Home Care or Community-Based Services Rider (CA Rider) replaces the Extended Care Waiver Rider. The CA Rider provides a waiver under an expanded set of circumstances. The waiver will apply if, at the time of the withdrawal or surrender, or within the immediately preceding 90 days, the following conditions are met: (1) the insured is confined in a facility or is receiving, as prescribed by a physician, registered nurse or licensed social worker, home care or community-based services; (2) the insured’s confinement in a facility, the insured’s receipt of home care or community-based services, or any combination thereof has continued for a period of at least 90 consecutive days; and (3) the first day of such 90-day period was at least one year after the contract effective date. Facility includes a skilled nursing facility, a convalescent nursing home, or an extended care facility or a residential care facility or a residential care facility for the elderly. Home care or community-based services includes home health care, adult day care, personal care, homemaker services, hospice services and respite care as defined in the rider. Additional conforming changes have been made including revised and new definitions, and inclusion of a description of circumstances under which the waiver does not apply. The termination provision has been modified to reflect that the rider will not terminate if you transfer or assign an interest in the contract to a person or entity other than the insured.

Connecticut	The conditions under which the waiver applies have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in a long-term care facility or hospital; and (2) the confinement has continued for a period of at least 90 consecutive days.

Kansas	The conditions under which the waiver applies have been modified. The first day of confinement must be at least 90 days after the contract effective date, rather than one year after the contract effective date.

Massachusetts and Missouri	This waiver rider in not available in Massachusetts or Missouri.

Montana	The definition of medically necessary has been modified and refers to the insured’s physician.

Nebraska	The definition of skilled nursing facility has been modified by adding a licensed practical nurse to the list of persons who may provide nursing services or supervise the provision of nursing services.

New Hampshire	The definition of skilled nursing facility has been modified by changing the phrase “licensed and operated as a skilled nursing facility” to “operated as a skilled nursing facility.”

Pennsylvania

The conditions under which the waiver is available have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in one or more long-term care facilities, hospital, or a combination of such; (2) the confinement is prescribed by a physician and is medically necessary; (3) the first day of the confinement is at least one year after the contract effective date; and (4) the confinement has continued for a period of at least 90 consecutive days, or has continued for a total of at least 90 days if each successive confinement occurs within six months of the previous confinement and is for the same related medical cause.

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of facilities excluded from that definition: a facility that primarily treats drug addicts and a facility that is a home for the mentally ill. An exclusion provision has been added to clarify that the waiver will not apply if the insured is confined in a long-term care facility or hospital for the treatment of certain types of drug addiction or mental illnesses.

The definition of hospital has been modified by changing the phrase “it maintains, or has access to, medical, diagnostic, and major surgical facilities” to “it maintains, or has access to, medical and diagnostic facilities.”

Vermont

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of excluded facilities: a facility that primarily treats drug addicts, a facility that primarily treats alcoholics, and a facility that is a home for the mentally ill.

The definition of physician has been modified by changing the phrase “a person who is licensed in the United States as a medical doctor or a doctor of osteopathy and who is practicing within the scope of his or her license” to “a person who is licensed in the United States who is providing medical care and treatment when such services are provided within the scope of his or her license and provided pursuant to applicable law.”

For Contracts Issued in:	Variations in Extended Care Waiver Rider
Washington	The waiver is based on confinement to an extended care facility or hospital rather than a long-term care facility or hospital. Definitions are modified to reflect the new terminology, references to “skilled nursing facility” are changed to “nursing facility” and the related definition is modified. In the definition of nursing facility and hospital, a licensed practical nurse is added to the list of persons who may provide nursing services or supervise the provision of nursing services.

Terminal Illness Waiver Rider. The table below summarizes material state variations related to the rider.

For Contracts Issued in:	Variations in Terminal Illness Waiver Rider
Illinois, Kansas, Washington	As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

Kansas	The diagnosis must be rendered 90 days after the contract effective date, rather than one year after the contract effective date.

New Jersey	The requirement related to the timing of the diagnosis does not apply. But the waiver will not be available until at least one year after the contract effective date.

Massachusetts	This waiver rider in not available in Massachusetts.

Pennsylvania

The diagnosis must be rendered after the contract effective date, rather than one year after the contract effective date. But the waiver will not be available until at least one year after the contract effective date.

The waiver is based on a terminal condition as defined in the rider, rather than a terminal illness.

Texas	The diagnosis must be rendered on or after the contract effective date, rather than one year after the contract effective date.

Form of Annuity Payout Benefit

For Contracts Issued in Texas: Payments under a Payout Option are subject to a $50 minimum.

Right to Cancel (Free Look)

State law governs the length of the free look period and the amount of the refund that you will receive. The table below summarizes the state law provisions.

For Contracts Issued in:	Free Look Period and Refund	Replacement Situations: Free Look Period and Refund
Alabama, Colorado, Hawaii, Iowa, Maine, Mississippi, Montana, New Mexico, Ohio, Oregon, Vermont, Virginia, West Virginia	20 days Account Value	30 days Account Value + Fees/Charges

Alaska, Arizona, Connecticut, Illinois, Kansas, Michigan, New Jersey, North Dakota, South Dakota	20 days Account Value + Fees/Charges	30 days Account Value + Fees/Charges

Arkansas, District of Columbia, Pennsylvania	20 days Account Value	30 days Account Value

Delaware, Indiana, Massachusetts, Tennessee	20 days Account Value	30 days Purchase Payments

Georgia, Idaho, Missouri, Nevada, Oklahoma, Utah	20 days Purchase Payments	30 days Purchase Payments

Kentucky, Louisiana, Maryland, Nebraska, New Hampshire, North Carolina, Rhode Island, South Carolina, Texas	20 days Purchase Payments	30 days Account Value + Fees/Charges

California	30 days Account Value + Fees/Charges If owner is age 60 or older, refund amount is Purchase Payments	30 days Account Value + Fees/Charges If owner is age 60 or older, refund amount is Purchase Payments

Florida	21 days Account Value + Fees/Charges	30 days Account Value + Fees/Charges

Minnesota	20 days Account Value + Fees/Charges	30 days Purchase Payments

For Contracts Issued in:	Free Look Period and Refund	Replacement Situations: Free Look Period and Refund
Washington	20 days Greater of: (1) Purchase Payments or (2) Account Value minus taxes	30 days Purchase Payments

Wisconsin	30 days Account Value	30 days Account Value + Fees/Charges

Wyoming	20 days Account Value	30 days Greater of: (1) Purchase Payments or (2) Account Value + Fees/Charges

Assignment

For Contracts Issued in Ohio: Subject to the tax qualifications endorsement, if any, you may assign your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option if you make a specific Request in Good Order.

Amendment of the Contract

For Contracts Issued in Florida and Texas: You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

Involuntary Termination

For Contracts Issued in Texas: Our right to terminate this Contract is not tied to the minimum required value. We have the right to terminate this Contract if the Account Value would provide a benefit of less than $20 each month at age 70 under a life payout with payments for at least a fixed period of 10 years.

Index Replacement

We may replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. We will notify you in writing at least 30 days before we replace an Index.

We would attempt to choose a replacement Index that is similar to the old Index. To determine if a new Index is similar, we will consider factors such as asset class, Index composition, strategy or methodology inherent to the Index and Index liquidity.

If we replace an Index during a Term, we will calculate Vested Gains and Losses using the old Index up until the replacement date. After the replacement date, we will calculate Vested Gains and Losses using the new Index, but with a modified start of Term value for the new Index. The modified start of Term value for the new Index will reflect the Index Change for the old Index from the start of the Term to the replacement date.

If we replace an Index, the applicable Maximum Gain and Bailout Trigger for the Term, the applicable Maximum Loss or Buffer, and the Vesting Factors will not change.

Example. This example is intended to show how we would calculate Vested Gain or Loss on any day during a Term if we have replaced an Index during the Term. This example assumes: (1) you allocate $50,000 to a Growth/-10% Floor Strategy; and (2) the replacement is made on day 90 of the Term. To simplify the example, we assume that you take no withdrawals during the Term.

Index Change on Replacement Date for Old Index
Old Index Value at Term Start	1000
Old Index Value on Replacement Date	1050
Old Index Change on Replacement Date	(1050 - 1000) / 1,000 = 5%

The 5% Index Change on the Replacement Date is then used to calculate the modified start of Term value for the new Index.

Modified Start of Term Value for New Index
Old Index Change on Replacement Date	5%
New Index Value on Replacement Date	1785
Modified Start of Term Value for New Index	1785 / (100% + 5%) = 1700

The modified start of Term value for the new Index is then used to calculate the Strategy value on any date after the replacement date, including the value at the Term end.

Strategy Value at Term End
Daily Charges through Term End	$50,000 x 1% = $500
Remaining Investment Base at Term End	$50,000 - $500 = $49,500
Modified Start of Term Value for New Index	1700
Value of New Index at Term End	1853
Positive Index Change	(1853 - 1,700) / 1700) = 9%
Maximum Gain	Gain of 8%
Positive Index Change Limited by Maximum Gain	8%
Vesting Factor for Positive Index Change at Term End	100%
Vested Gain as a Percentage	8% x 100% = 8%
Vested Gain in Dollars	$49,500 x 8% = $3,960
Strategy Value at Term End	$49,500 + $3,960 = $53,460

Federal Tax Considerations

This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus. State taxation will vary, depending on the state in which you reside, and is not discussed in this prospectus.

The tax information provided in this prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor who is not affiliated with Great American Life.

Tax Deferral on Annuities

Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. Tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Surrender Value, although the plan itself may provide a tax deferral to the participating employee.

Under certain circumstances, based on a rule known as the “Investor Control Doctrine,” the IRS has stated that the holder of an annuity contract could be treated as the owner (for tax purposes) of the assets of a separate account that supports the annuity contract. If you were treated as the owner of an interest in the separate account, then you would be taxed on the income, gain, and loss arising out of your interest in the separate account. Although the IRS has not provided definitive guidance on the application of this rule to indexed annuity contracts, we do not believe that this rule applies to the Contract because you have no specific, fractional, or unitized interest in the separate account assets, we are not obligated to invest the separate account in any particular assets, the investment return and market value of the separate account assets is not allocated in an identical manner to any Contract, the Contract values are determined based on gains and losses regardless of the performance of the separate account assets, and the derivatives that we may hold in the separate account are not publicly traded.

Tax-Qualified Retirement Plans

Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuities), IRC Sections 408 and 408A (individual retirement annuities), and IRC

Section 457(b) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.

The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for your particular situation.

Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan.

Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.

Individual Retirement Annuities. IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned within the IRA.

Roth IRAs. IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities. IRC Section 403(b) of permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.

Pension, Profit-Sharing, and 401(k) Plans. IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.

Governmental Eligible Deferred Compensation Plans. State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.

Roth TSAs, Roth 401(k)s, and Roth 457(b)s. IRC Section 402A permits TSA plans, 401(k) plans, and governmental 457(b) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA plan, 401(k) plan, or governmental 457(b) plan are included in the employee’s taxable income as earned. Amounts attributable to Roth TSA, Roth 401(k), or Roth 457(b) contributions must be held in a separate account from amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions. Distributions from a Roth TSA, Roth 401(k), or Roth 457(b) account are considered to come proportionally from contributions and earnings. Distributions attributable to Roth account contributions are tax-free. Distributions attributable to Roth account earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. A Roth TSA, Roth 401(k), or Roth 457(b) account is subject to the same distribution restrictions that apply to amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.

Nonqualified Deferred Compensation Plans

Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, plan benefit payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules

The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other non-tax-qualified Contracts.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Non-Tax-Qualified Contracts
Plan Types

•   IRC §408 (IRA, SEP, SIMPLE IRA)

•   IRC §408A (Roth IRA)

•   IRC §403(b) (Tax-Sheltered Annuity)

•   IRC §401 (Pension, Profit– Sharing, 401(k))

•   Governmental IRC §457(b)

•   IRC §402A (Roth TSA, Roth 401(k), or Roth 457(b))

		• IRC §409A • Nongovernmental IRC §457(b) • IRC §457(f)	• IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Contribution Limits	Contributions are limited by IRC and/or plan requirements.		None.

Distribution Restrictions	Distributions from Contract and/or plan may be restricted to meet IRC and/or plan requirements.		None.

Taxation of Withdrawals, Surrenders, and Lump Sum Death Benefit

Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax investment is not taxable. Distributions from Roth IRA are deemed to come first from after- tax contributions. Distributions from other plans are generally deemed to come from income and after-tax investment (if any) on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

For tax purposes, all IRAs and SEP IRAs of an owner are treated as a single IRA, and all Roth IRAs of an owner are treated as a single Roth IRA.

Generally, distributions must be included in taxable income until all accumulated earnings are paid out. Thereafter, distributions are tax-free return of the original investment. However, distributions are tax-free until any investment made before August 14, 1982 is returned.

For tax purposes, all non-tax-qualified annuity contracts issued to the same owner by the same insurer in the same calendar year are treated as one contract.

Taxation of Payout Option Payments (Annuity Benefit or Death Benefit)	A percentage of each payment is tax free equal to the ratio of after-tax investment (if any) to the total expected payments, and the balance is included in taxable income. Once the after-tax investment has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Non-Tax-Qualified Contracts
Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	None.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor upon transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plans are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Rollovers, Transfers, and Exchanges

Amounts from a tax-qualified Contract may be rolled over, transferred, or exchanged into another tax-qualified account or retirement plan as permitted by the IRC and plan(s). Amounts may be rolled over, transferred, or exchanged into a tax-qualified Contract from another tax-qualified account or retirement plan as permitted by the IRC and plan(s). In most cases, such a rollover, transfer, or exchange is not taxable, unless the rollover of pre-tax amounts is made into a Roth IRA, a Roth TSA, Roth 401(k), or Roth 457(b). Rollovers, transfers, and exchanges are not subject to normal contribution limits. The IRC or plan may require that rollovers be held in a separate Contract from other plan funds.

Amounts from a non-tax-qualified Contract may be transferred to another non-tax-qualified annuity or to a qualified long-term care policy as a tax-free exchange as permitted by the IRC Section 1035. Amounts from another non-tax-qualified annuity or from a life insurance or endowment policy may be transferred to a Contract as a tax-free exchange under IRC Section 1035.

Required Distributions

The Contracts are subject to the required distribution rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.

For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 72 (age 70 1/2 if born before July 1, 1950). However, for a 403(b) Tax-Sheltered Annuity Plan, a 401 Pension, Profit-Sharing, or 401(k) Plan, or a 457(b) Governmental Deferred Compensation Plan, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.

For a Roth IRA or for a Contract that is not tax-qualified, there are no required distributions during life.

A tax-qualified Contract must make required distributions after death. The required distributions vary depending on the type of beneficiary. Some beneficiaries may take payments over life or life expectancy, and others must receive all benefits within five or ten years after death. A non-tax-qualified Contract that has begun making payments under a payout option during the Owner’s life must make any remaining payments at least as rapidly after death. If payments from a non-tax-qualified Contract have not begun, then the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the life expectancy of the designated beneficiary.

For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse may elect out of these requirements, and apply the required distribution rules as if the Contract were his or her own. For this purpose, federal tax law recognizes as married any two people whose marriage is valid in the state in which it was celebrated. A civil union or domestic partnership is not considered a marriage.

Premium and Other Taxes

We reserve the right to deduct from the Purchase Payment or Account Value any taxes relating to the Contract paid by us to any government entity (including, but not limited to, premium taxes, additional taxes, and maintenance taxes on insurers, Federal, state and local withholding of income, estate, inheritance, or other taxes required by law from annuity purchase payments, and any new or increased taxes on insurers or annuity purchase payments that may be enacted into law).

Currently some state governments impose premium taxes, additional taxes, and maintenance taxes on insurers based on annuity purchase payments received or applied to an annuity payout benefit. These taxes currently range from zero to 3.5% depending upon the jurisdiction and the tax qualification of the Contract. A federal premium tax has been proposed but not enacted. We may deduct any such premium or other taxes from the Purchase Payments or the Account Value at the time that the tax is imposed. We may also deduct any such tax not previously deducted from the Annuity Payout Value or Death Benefit Value.

We reserve the right to deduct from the Contract for any income taxes that we incur because of the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

Distribution of the Contracts

Great American Advisors, Inc. (“GAA”) is the principal underwriter and distributor of the securities offered through this prospectus. GALIC and GAA are affiliated because both companies are subsidiaries of Great American Financial Resources, Inc. (“GAFRI”). GAA also acts as the principal underwriter and distributor of the variable annuity contracts that are issued by one of our subsidiaries.

GAA’s principal executive offices are located at 301 E Fourth Street, Cincinnati, Ohio 45202. GAA is registered as a broker- dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as the securities regulators in the states in which it operates and registration is required. GAA is a member of the Financial Industry Regulatory Authority (“FINRA”).

Contracts are sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be appointed agents of GALIC and will be registered representatives of unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) that have entered into selling agreements with us and GAA. Selling Broker-Dealers will be registered under the Securities Exchange Act of 1934 and will be members of FINRA.

FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org to learn more about GAA, your Selling Agent, and his or her Selling Broker Dealer.

GAA receives no compensation for acting as underwriter of the Contracts; however, GAFRI pays for some of GAA’s operating and other expenses, including overhead and legal and accounting fees. GALIC may reimburse GAA for certain sales expenses, such as marketing materials and advertising expenses, and other expenses of distributing the Contracts.

GALIC or GAA pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and the Selling Agent.

The amount and timing of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 6% of each Purchase Payment. Some Selling Broker-Dealers may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.5% of Account Value for so long as a contract remains in effect or as agreed in the selling agreement. GALIC may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

GALIC also may pay compensation to wholesaling broker-dealers or other firms or intermediaries in return for wholesaling services such as providing marketing and sales support, product training, and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of a Purchase Payment.

In addition to the compensation described above, GALIC may make additional cash payments, in certain circumstances referred to as “override” compensations, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of GALIC’s products on the Selling Broker-Dealers’ preferred or recommended list, increased access to the Selling Broker-Dealers’ registered representatives for purposes of promoting sales of GALIC products, assistance in training and education of the Selling Agents, and opportunities for GALIC and GAA to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our indexed annuity contracts (including the Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agents.

You should ask your Selling Agent for further information about the commissions or other compensation that he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

There is no front-end sales load deducted from the Purchase Payment(s) to pay sales commissions. Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup at least a portion of the sales commissions and other sales expenses through fees and charges deducted under the Contract.

Great American Life’s General Account

Our general account (the “General Account”) holds all our assets other than assets in our insulated separate accounts. We own our General Account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. Our General Account assets fund the guarantees provided in the Contracts.

We must invest our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in Federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

We place a majority of the Purchase Payments made under the Contract in our General Account where we primarily invest the assets in a variety of fixed income securities.

We place a portion of the Purchase Payments made under the Contract in a non-unitized separate account (the “Separate Account”) that is not registered with the Securities and Exchange Commission. We established and maintain the Separate Account pursuant to the laws of our domiciliary state for the purpose of supporting our obligation to adjust Indexed Strategy values for Vested Gains and Losses associated with the Indexed Strategies. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. The assets in the Separate Account are not chargeable with liabilities arising out of any other business that we conduct. We may invest these assets in hedging instruments, including derivative contracts as well as other assets permitted under state law. To support our obligations to adjust Indexed Strategy values for Vested Gains and Losses associated with the Indexed Strategies, we may move money between the Separate Account and our General Account.

Contract owners do not have any interest in or claim on the assets in the Separate Account nor do Contract owners participate in any way in the performance of assets held in the Separate Account.

Legal Matters

Reliance on Rule 12h-7

Great American Life relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of the 1934 Act from the requirement to file reports pursuant to Section 15(d) of that Act.

Legal Proceedings

Great American Life and its subsidiaries are involved in litigation from time to time, generally arising in the ordinary course of business. This litigation may include, but is not limited to, general commercial disputes, lawsuits brought by contract owners and policyholders, employment matters, reinsurance collection matters and actions challenging certain business practices of insurance subsidiaries. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, Great American Life does not believe any such action or proceeding will have a material adverse effect upon its ability to meet its obligations under the Contracts.

Legal Opinion on Contracts

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of Great American Life, its authority to issue such Contracts under Ohio law, and the validity of the forms of the Contracts under Ohio law have been passed on by John P. Gruber, General Counsel of Great American Life. As a participant in various stock and employee benefit plans, Mr. Gruber owns shares of, and options to purchase, common stock of American Financial Group, Inc., the parent company of Great American Life.

Securities and Exchange Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Great American Life pursuant to its articles of incorporation or its code of regulations or pursuant to any insurance coverage or otherwise, Great American Life has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Experts

The consolidated financial statements and the accompanying financial statement schedule of Great American Life Insurance Company at December 31, 2019, and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The Registration Statement

We filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at www.sec.gov. The Securities and Exchange Commission file number for the Contract is 333-252915.

Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement.

GREAT AMERICAN LIFE INFORMATION

[To be added by amendment]

GREAT AMERICAN LIFE INSURANCE COMPANY

Administrative Office: P.O. Box 5423, Cincinnati OH 45201-5423

Street Address: 301 East Fourth Street, Cincinnati OH 45202

Policy Administration: 1-800-789-6771

INDEX FRONTIER® 5 PRO ANNUITY

PROSPECTUS Dated May 1, 2021

The Index Frontier® 5 Pro annuity is an Individual Index-linked Modified Single Premium Deferred Annuity (the “Contract”) issued by Great American Life Insurance Company® (“Great American Life,” “we” or “us”). It provides that we will pay annuity payout benefits to you in exchange for your purchase payments. The Contract offers you the opportunity to allocate funds to indexed strategies for one-year periods (a “Term”). Indexed strategies provide returns based, in part, on the change in the value of a market index or the share price of an exchange-traded fund (an “Index”). The returns of an Index do not include reinvestment of any dividends.

The Contract is a modified single premium deferred annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.

A glossary of defined terms used herein can be found in the Special Terms section starting on page 5 of this prospectus.

The Contract currently offers three Conserve Strategies, three Growth Strategies, and one Buffer Strategy.

Conserve/0% Floor Strategies	Index	Maximum Loss/Floor of 0% Per Term
S&P 500 0% Floor	S&P 500® Index	Other than the reduction for the Daily Charge, you cannot lose money allocated to a Conserve Strategy due to a negative change in the Index.
iShares U.S. Real Estate 0% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE 0% Floor	iShares MSCI EAFE ETF

Growth/-10% Floor Strategies	Index	Maximum Loss/Floor of 10% Per Term
S&P 500 -10% Floor	S&P 500® Index	In addition to the reduction for the Daily Charge, each Term you can lose up to 10% of money allocated to a Growth Strategy due to a negative change in the Index.
iShares U.S. Real Estate -10% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE -10% Floor	iShares MSCI EAFE ETF

10% Buffer Strategy	Index	End of Term Buffer of 10% Per Term
S&P 500 10% Buffer	S&P 500® Index	At the end of the Term, the Buffer protects against the first 10% negative change in the Index, but there is no limit on losses due to a negative change above that Buffer. The Buffer is less than 10% if you withdraw money before the end of the Term. The Buffer does not protect against reduction for the Daily Charge.

In general, we will set a higher Maximum Gain for a Growth Strategy than the Maximum Gain for a Conserve Strategy that uses the same Index, and we will set a higher Maximum Gain for the Buffer Strategy than for the Growth Strategy that uses the same Index.

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Subject to the Daily Charge, the value of an indexed strategy will increase if there is a positive change in the applicable Index value during a Term. Any increase during a Term is subject to an upper limit called the Maximum Gain. At least 10 days before a Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that Term on our website. We can change the Maximum Gain for each new Term of an indexed strategy.

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Before the end of a Term, any increase in the value of an indexed strategy is also subject to a vesting factor. The vesting factor limits the portion of the positive change in the Index that we take into account when we calculate the increase in the strategy value. The vesting factor varies depending on the day of the Term. It is 25% for any date within the first half of a Term, 50% for any date within the second half of a Term, and 100% at the end of a Term.

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Each day, we will subtract the Daily Charge from the value of each indexed strategy. The Daily Charge is calculated as a percentage of the amount applied to the strategy, adjusted for withdrawals and prior daily charges. The Daily Charge is a rate that compounds to 1.00% per year.

•

The value of a Conserve/0% Floor Strategy will not decrease by more than the Daily Charge even if there is a negative change in the applicable Index value during a Term. The value of each Conserve Strategy is reduced by the Daily Charge.

•

The value of a Growth/-10% Floor Strategy will decrease by more than the Daily Charge if there is a negative change in the applicable Index value during a Term. Any decrease during a Term for a Growth Strategy (other than by reason of the Daily Charge) is subject to a lower limit called the Maximum Loss. The Maximum Loss for each Term of a Growth Strategy is 10%. In addition to the Daily Charge, each Growth Strategy includes a risk of potential loss of up to 10% of principal and any prior earnings each Term.

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•

The value of a 10% Buffer Strategy will decrease if there is a negative change in the applicable Index Value that is larger than the Buffer during a Term. The Buffer is the portion of a negative Index Change for a Term that is disregarded when calculating Buffer Strategy losses. The Buffer varies depending on the day of the Term. The Buffer at the end of a Term is 10%. Before the end of the Term, the Buffer is calculated daily as a prorated share of the annual 10% Buffer. In addition to the Daily Charge, each Buffer Strategy includes a risk of potential loss of principal and any prior earnings. At maximum, the Buffer protects 10% of principal and any prior earnings from loss each Term.

The Contract is intended for long-term investment purposes and may not be appropriate for investors who plan to take withdrawals (including systematic withdrawals and required minimum distributions) during the first five contract years. An early withdrawal charge may apply if you take a withdrawal or Surrender the Contract during the first five contract years. That charge will reduce strategy values, including the value of a Conserve/0% Floor Strategy. The early withdrawal charge is 8% for withdrawals and Surrenders of the Contract in the first contract year, and falls each contract year during the five-year period. Withdrawals and Surrenders may also be subject to income tax, and withdrawals and Surrenders before age 59 1⁄2 may also be subject to an additional 10% penalty tax.

Risk Factors for this Contract appear on pages 11-16 and pages 77-81. ~~Variable~~ Indexed annuity contracts are complex insurance and investment vehicles. You should speak with a financial advisor about the Index Frontier 5 Pro and its features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Great American Life that you ought to know before investing. It describes all material rights and obligations under the Contract including material state variations.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

•	The Contract is not insured by the FDIC (Federal Deposit Insurance Corporation) or the NCUSIF (National Credit Union Share Insurance Fund).

•

Although the Contract may be sold through relationships with banks or other financial institutions, the Contract is not a deposit or obligation of, or guaranteed by, such institutions or any federal regulatory agency.

•	The Contract is a security. It involves investment risk and may lose value. There is a risk of loss of principal under the Contract and that loss can become greater due to Early Withdrawal Charges.

All guarantees under the Contract are the obligations of Great American Life and are subject to the credit worthiness and claims-paying ability of Great American Life.

The Contract doesn’t invest in any equity, debt or other investments. If you buy this Contract, you aren’t investing directly in an Index, the stocks included in an Index, or the underlying investments or other assets held by an Index.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by Great American Life. Standard & Poor’s®, S&P®, S&P 500®, SPDR® and STANDARD & POOR’S DEPOSITORY RECEIPTS® are trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great American Life. Great American Life products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates, and none of such parties makes any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruption of the S&P 500 Index.

The iShares U.S. Real Estate ETF and the iShares MSCI EAFE ETF are distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by Great American Life Insurance Company. Great American Life annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from Great American Life do not acquire any interest in the iShares U.S. Real Estate ETF or the iShares MSCI EAFE ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representation or warranty, express or

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implied, to the owners of any Great American Life annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares U.S. Real Estate ETF or the iShares MSCI EAFE ETF or any data related thereto.

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The principal underwriter of the Contract is Great American Advisors, Inc. The offering of the Contract is intended to be continuous. The underwriter will use its best efforts to sell the Contract.

This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contract.

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.

~~The Contract is a modified single premium deferred annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.~~

Our form number for the Contract is P1833421NW. Our form numbers for the strategy endorsements to the Contract are E1322517NW, E1322617NW, E1322717NW, E1322817NW, E1322917NW, E1323017NW, E1829620NW, E1829720NW, and E1829820NW. The form numbers may vary by state. The Securities and Exchange Commission file number for the Contract is 333-252915.

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TAX-QUALIFIED CONTRACT. An annuity contract that is intended to qualify for special tax treatment for retirement savings. If your Contract is a Tax-Qualified Contract, the cover page of your Contract includes information about its tax qualification. If your Contract is not a Tax-Qualified Contract, the cover page of your Contract will identify it as a “Nonqualified Annuity.”

TERM. The period for which Contract values are allocated to a given Indexed Strategy, and over which gain or loss is calculated. Each Term is one year long, and will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.

VESTED GAIN. The portion of any positive Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Gain is equal to: (1) any positive Index Change for the Term, but not exceeding the Maximum Gain set for that Term; multiplied by (2) the applicable Vesting Factor for that day; and then multiplied by (3) the remaining Investment Base for that Term. Daily Charges are applied prior to calculating Vested Gains.

VESTED LOSS. The portion of any negative Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Loss is equal to: (1) any negative Index Change for the Term, after taking into account either the Maximum Loss for each Term of that Indexed Strategy or the Buffer; multiplied by (2) the remaining Investment Base for that Term. Daily Charges are applied prior to calculating Vested Losses.

VESTING FACTOR. A factor used to determine a Vested Gain. Vesting Factors are described in the Vested Gains and Losses section of this prospectus.

Summary

The Great American Life Index Frontier® 5 Pro annuity is a modified single premium deferred annuity contract that may help you accumulate retirement savings. The Contract is intended for long term investment purposes. The Contract is a legal agreement between you as the Owner and Great American Life as the issuing insurance company. In the Contract, you agree to make one or more Purchase Payments to us and we agree to pay the Annuity Payout Benefit to you.

Like all deferred annuities, the Contract has two periods. During the period prior to the Annuity Payout Initiation Date, your Contract may accumulate earnings on a tax-deferred basis. During the period that begins on the Annuity Payout Initiation Date, we will make payments under the selected Payout Option.

The following chart describes the key features of the Contract. Read this prospectus for more detailed information about the Contract.

Benefits

•   The Annuity Payout Benefit is a series of periodic payments made under a Payout Option. This benefit can provide you with income for a fixed period of time or for life. It is based on the Account Value on the Annuity Payout Initiation Date.

•   The Cash Benefit lets you take out all of your Account Value (Surrender) or take out part of it (withdrawal). An Early Withdrawal Charge generally applies if you take money out during the first five Contract Years. You can Surrender your Contract or take a withdrawal before the Annuity Payout Initiation Date.

•   The Death Benefit is payable if you die before the Annuity Payout Initiation Date. This benefit is paid to your beneficiaries. It is based on the Death Benefit Value, which will never be less than your Purchase Payments, reduced proportionately for withdrawals.

Please see the Annuity Payout Benefit, Cash Benefit, and Death Benefit sections below for more information.

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Purchase Payments

The Contract is a modified single premium annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date. The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if:

•   you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or

•   you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

Please see the Purchase section below for more information.

Issue Age	Each Owner must be age 80 or younger on the Contract Effective Date. Please see the Purchase section below for more information.

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Indexed Strategies	We currently offer seven Indexed Strategies.

Conserve/0% Floor Strategies	Index
S&P 500 0% Floor	S&P 500® Index
iShares U.S. Real Estate 0% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE 0% Floor	iShares MSCI EAFE ETF

Growth/-10% Floor Strategies	Index
S&P 500 -10% Floor	S&P 500® Index
iShares U.S. Real Estate -10% Floor	iShares U.S. Real Estate ETF
iShares MSCI EAFE -10% Floor	iShares MSCI EAFE ETF

10% Buffer Strategy	Index
S&P 500 10% Buffer	S&P 500® Index

Conserve/0% Floor Strategies

•   The value of a Conserve Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of a Conserve Strategy will never decrease due to a negative Index Change during a Term.

•   The value of a Conserve Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term equal to the Daily Charge.

•   We will always offer at least one Conserve Strategy.

Growth/-10% Floor Strategies

•   The value of a Growth Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of a Growth Strategy will decrease due to a negative Index Change during a Term. If you allocate money to a Growth Strategy, you can lose up to 10% of that money during the Term due to a negative Index Change.

•   The value of a Growth Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term equal to the Daily Charge plus any loss due to a negative Index Change.

10% Buffer Strategy

•   The value of the Buffer Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

•   The value of the Buffer Strategy will decrease due to a negative Index Change during a Term. If you allocate money to the Buffer Strategy, at the end of the Term you can lose up to 90% of that money due to a negative Index Change. At the end of the Term, 10% of the money you allocated is protected from loss. You can lose more than 90% of that money if you withdraw it before the end of the Term.

•   The value of the Buffer Strategy will be reduced by the Daily Charge. The Daily Charge may result in a reduction in value over a Term even if the Buffer protects against any loss due to a negative Index Change.

Please see the Indexed Strategies section below for more information.

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Indexed Strategy Value and Investment Base

At the start of a Term, the value of an Indexed Strategy is equal to the Investment Base for that Term, which is the amount applied to that Strategy for that Term.

During a Term, a Vested Gain increases the Strategy value or a Vested Loss reduces the Strategy value.

The Daily Charge reduces the Investment Base of the Strategy equal to the amount of the charge. The Daily Charge reduces the amount to which Vested Gain or Vested Loss applies. This means that the Daily Charge will increase any losses and decrease any gains

A withdrawal reduces the Strategy value, including the value of any Conserve/0% Floor Strategy, by the amount of the withdrawal and related Early Withdrawal Charge. A withdrawal reduces the Investment Base by the portion of the Investment Base needed to pay for the withdrawal and related Early Withdrawal Charge. The reduction in the Investment Base is proportional to the reduction in the Strategy value. This means that we calculate the percentage of Strategy Value that is being withdrawn and we reduce your Investment Base by the same percentage. If you take a withdrawal when your Strategy Value is less than your Investment Base, the amount of Investment Base reduction will exceed the dollar amount of your withdrawal. For example, if your Strategy Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of Strategy Value. If your Investment Base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new Investment Base after the withdrawal would be $24,000 ($40,000 – $16,000). If your Strategy Value is greater than your Investment Base, the amount of the Investment Base reduction will be less than the dollar amount of the withdrawal.

Please see the Indexed Strategies section below for more information.

Daily Charge	Each day of this Contract, we will subtract a Daily Charge from the Investment Base of each Indexed Strategy. The Daily Charge is calculated as a percentage of the remaining Investment Base of the Strategy. The Daily Charge is a rate that compounds to 0.50% per year. Please see the Daily Charge section below for more information.

Vested Gains and Losses

•   Each day of a Term, the value of an Indexed Strategy is adjusted for the Vested Gain or Loss since the start of that Term. We use the following formulas to calculate Vested Gains and Losses.

•   Vested Gain = any positive Index Change for the Term (but not exceeding the Maximum Gain set for the Term) x applicable Vesting Factor for that day x remaining Investment Base for the current Term.

•   Vested Loss = any negative Index Change for the Term (after taking into account either the Maximum Loss for the Term or the Buffer, as applicable) x remaining Investment Base for the current Term.

•   Daily Charges are applied prior to calculating Vested Gains and Vested Losses.

Please see the Vested Gains and Losses section below for more information.

Maximum Gains

We set a Maximum Gain for each Indexed Strategy prior to the start of each Term. This means the Maximum Gain for an Indexed Strategy may change for each Term. At least 10 days before the next Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that next Term on our website. In general, we will set a higher Maximum Gain for a Growth/-10% Floor Strategy than the Maximum Gain for a Conserve/0% Floor Strategy that uses the same Index. In general, we will set a higher Maximum Gain for a 10% Buffer Strategy than the Maximum Gain for a Growth Strategy that uses the same Index.

The Daily Charges will decrease any gains.

Please see the Vested Gains and Losses section below for more information.

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Maximum Losses

The Maximum Loss for each Term of a Conserve Strategy is 0%.

The Maximum Loss for each Term of a Growth Strategy is a loss of 10%.

The Maximum Loss for each Term of the Buffer Strategy is a loss of 90%, or more than 90% if a withdrawal is taken before the end of the Term. In addition, your cumulative loss over Multiple Terms could exceed 90% of your investment.

The Daily Charge will increase any losses.

Please see the Vested Gains and Losses section below for more information.

Buffer	The Buffer at the end of each Term of a Buffer Strategy is 10%. Before the end of each Term, the Buffer is calculated daily as a prorated share of the annual 10% Buffer. Please see the Vested Gains and Losses section below for more information.

Vesting Factors

Vesting Factors for the Indexed Strategies are fixed and are applied as follows:

•   For a positive Index Change during a Term, the Vesting Factors are 25% for any date within the first six months of a Term; 50% for any date within the final six months of a Term but before the final Market Date of the Term; and 100% on or after the final Market Date of the Term. A Vesting Factor below 100% limits any positive increase during a Term.

•   For a negative Index Change during a Term, there is no Vesting Factor.

Please see the Vested Gains and Losses section below for more information.

Strategy Renewals	At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term will not include any amount that is moved as part of a reallocation at the Term end. Please see the Strategy Renewals and Reallocations at Term End section below for more information.

Strategy Reallocations	At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the Strategies. Please see the Strategy Renewals and Reallocations at Term End section below for more information.

Access to Your Money Through Withdrawals

You may take a withdrawal from your Contract at any time prior to the Annuity Payout Initiation Date.

•   During the first five Contract Years, unless you qualify for the Free Withdrawal Allowance or the bailout right as described below, an Early Withdrawal Charge will apply.

•   A withdrawal from an Indexed Strategy will reduce the value of that Strategy on a dollar-for-dollar basis. A withdrawal from an Indexed Strategy during a Term will proportionally reduce the Investment Base used to calculate any subsequent Vested Gain or Loss in that Term.

•   In addition to any applicable Early Withdrawal Charge, a withdrawal may be subject to income tax, and a withdrawal before age 59 1⁄2 may also be subject to an additional 10% penalty tax.

Please see the Early Withdrawal Charge section below for more information.

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Early Withdrawal Charge	An Early Withdrawal Charge applies during the first five Contract Years if you Surrender your Contract or withdraw an amount in excess of the Free Withdrawal Allowance. The charge is equal to the amount subject to the charge multiplied by the applicable rate set out below.

Contract Year	1	2	3	4	5	6+
Early Withdrawal Charge Rate	8%	7%	6%	5%	4%	0%

If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw plus any amount needed to pay the Early Withdrawal Charge. If you Surrender your Contract, the amount subject to the charge is your Account Value.

When you request a withdrawal, we will reduce the amount we pay you by the amount of the Early Withdrawal Charge. If you instruct us to pay you the specific withdrawal amount, we will instead reduce your Account Value by both the requested specific withdrawal amount, as well as the amount of the Early Withdrawal Charge. In this case, since you opted not to pay the Early Withdrawal Charge out of your withdrawal proceeds, we treat the Early Withdrawal Charge as an additional requested withdrawal. We will apply the Early Withdrawal Charge to both the specified withdrawal amount, as well as any amounts we withdraw to cover your Early Withdrawal Charges. The Early Withdrawal Charge does not apply to (1) a withdrawal that qualifies for the Free Withdrawal Allowance ~~or~~; (2) to any withdrawal under the Bailout right~~..~~ ; or (3) the amount, if any, that qualifies for another waiver. Please see the Early Withdrawal Charge section below for more information.

For example, if after using their Free Withdrawal Allowance a contractholder requested that an additional $10,000 be withdrawn from their Account Value when a 8% Early Withdrawal Charge was in effect, a $800 Early Withdrawal Charge would apply (8% of $10,000 withdrawn). The contractholder would receive $9,200 ($10,000 - $800), minus any income tax withholding.

Similarly, if a contractholder instead requested that they receive a net amount of $10,000 from their account in the same circumstances, we would treat the Early Withdrawal Charge amount as an additional requested withdrawal subject to an Early Withdrawal Charge. This means that we will “gross up” your requested withdrawal to cover applicable Early Withdrawal Charges (and any income tax withholding). If we assume that no income tax withholding applies, the withdrawal would be grossed up to $10,870, calculated by dividing the net amount requested by 1 minus the Early Withdrawal Charge rate ($10,000 / (1 – 0.08)). The Early Withdrawal Charge would be $870 (8% of the $10,870 withdrawal), and the contractholder would receive $10,000 ($10,870 - $870).

Free Withdrawal Allowance	The Free Withdrawal Allowance lets you withdraw some money from your Contract without the imposition of the Early Withdrawal Charge. For the first Contract Year, the Free Withdrawal Allowance is an amount equal to 10% of the total Purchase Payments received by us. For each subsequent Contract Year, the Free Withdrawal Allowance is equal to 10% of the Account Value as of the most recent Contract Anniversary. The Free Withdrawal Allowance is non-cumulative and you may not carry over any unused portion to other Contract Years. Like any other withdrawal, an amount withdrawn that is covered by the Free Withdrawal Allowance will reduce the value of an Indexed Strategy on a dollar-for dollar basis, and will proportionally reduce the Investment Base of a Strategy. Please see the Early Withdrawal Charge section below for more information.

Bailout Right	We will waive the Early Withdrawal Charge on an amount you withdraw if: (1) you withdraw it at the end of a Term from an Indexed Strategy; and (2) either the Maximum Gain for such Indexed Strategy for the next Term is less than the Bailout Trigger for the current Term, or such Indexed Strategy will not be available for the next Term. If the Bailout right will apply at the end of a Term, we will notify you at least 30 days before the end of that Term. The Bailout right does not apply to your initial Term. Please see the Early Withdrawal Charge section below for more information.

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Payout Options

Like all annuity contracts, the Contract offers a range of Payout Options, which provide payments for your lifetime or for a fixed period. After payments begin, you cannot change the Payout Option or any fixed period you selected. The standard Payout Options are listed below.

•   Fixed Period Payout

•   Life Payout

•   Life Payout with Payments for at Least a Fixed Period

•   Joint and One-half Survivor Payout

Please see the Payout Options section below for more information.

Death Benefit

A Death Benefit is payable under the Contract if you die before the Annuity Payout Initiation Date. If the Owner is a non-natural person, such as a trust or a corporation, then a Death Benefit is payable under the Contract if an Annuitant dies before the Annuity Payout Initiation Date.

The Death Benefit Value is the greater of: (1) the Account Value as of the applicable date; or (2) your Purchase Payment(s) reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges.

Please see the Death Benefit section below for more information.

Tax Deferral

The Contract is generally tax deferred, which means that you are not taxed on the earnings in your Contract until the money is paid to you. Contracts owned by non-natural owners, such as trusts and corporations, are subject to special rules.

A tax-qualified retirement plan such as an IRA also provides tax deferral. Buying the Contract within a tax-qualified retirement plan does not give you any extra tax benefits. There should be reasons other than tax deferral for buying the Contract within a tax-qualified retirement plan.

Please see the Federal Tax Considerations section below for more information.

Right to Cancel

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation.

Please see the Right to Cancel (Free Look) section below for more information.

Risk Factors

The Contract involves certain risks that you should understand before purchasing it. You should carefully consider your income needs and risk tolerance to determine whether the Contract or a particular Indexed Strategy is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Indexed Strategies you choose.

Loss of Principal Related to Growth Strategy and Buffer Strategy due to Negative Index Changes

There is a significant risk of loss of principal and related earnings due to negative Index Changes if you allocate your Purchase Payment(s) to a Growth/-10% Floor Strategy or 10% Buffer Strategy. Such a loss may be substantial.

This risk exists for each Growth Strategy because you agree to absorb any loss in the Index during the Term up to the Maximum Loss of 10%. This risk exists for each Buffer Strategy because you agree to absorb any loss in the Index that exceeds the Buffer. This risk of loss does not exist if you allocate your Purchase Payment(s) to a Conserve/0% Floor Strategy.

If you allocate money to a Growth Strategy, you may lose up to 10% at the end of each Term. If you allocate money to a Growth Strategy over multiple Terms, you may lose up to 10% each Term, which may result in a cumulative loss that is greater than 10%.

If you allocate money to a Buffer Strategy, you may lose up to 90% at the end of each Term. If you allocate money to a Buffer Strategy and withdraw it before the end of the Term, you may lose more than 90% because the Buffer is less than 10% until the end of the Term. If you allocate money to a Buffer Strategy over multiple Terms, you may lose up to 90% at the end of each Term, which may result in a cumulative loss that is greater than 90%.

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No Ability to Determine Strategy Values in Advance	If you request a withdrawal from an Indexed Strategy, we will process the withdrawal at the first Market Close after receipt of your Request in Good Order. This means you will not be able to determine in advance the value of an Indexed Strategy or the amount of any Vested Gain or Vested Loss. Likewise, you will not be able to determine in advance the ~~nature and size of the~~ amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.

Changes in Maximum Gains	We set a Maximum Gain for each new Term of an Indexed Strategy. The Maximum Gain for a new Term of an Indexed Strategy may be lower than its Maximum Gain for the current Term and may be as low as 1%. You risk the possibility that the Maximum Gain for a new Term may be lower than you would find acceptable.

Unavailable Indexed Strategies	At the end of a Term, we may stop offering any Indexed Strategy and, consequently, an Indexed Strategy you selected may not be available after the end of a Term. An Indexed Strategy you selected also may not be available after the end of a Term due to minimums and maximums that we set. In that case, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Indexed Strategy, then we will reallocate the applicable funds to a default Strategy. The funds allocated to a default Strategy may earn a return that is lower than the return they would have earned if there had been no reallocation, but will not increase the risk of loss of principal and any prior earnings.

Replacement of an Index	We have the right to replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. If we replace an Index during a Term, we will calculate Vested Gains and Losses using the old Index up until the replacement date. After the replacement date, we will calculate Vested Gains and Losses using the new Index. The performance of the new Index may not be as good as the performance of the old Index. As a result, funds allocated to an Indexed Strategy may earn a return that is lower than the return they would have earned if there had been no replacement.

Involuntary Termination of Contract	If your Account Value falls below the minimum value of $5,000 for any reason, we may terminate your Contract. For example, we may terminate your Contract if a loss on a Growth/-10% Floor Strategy or a 10% Buffer Strategy causes your Account Value to fall below $5,000.

No Direct Investment in the Market

When you allocate money to an Indexed Strategy that uses the S&P 500 Index, you will not be investing in that Index, or in any stock included in that Index. Index Changes for these Strategies are calculated without taking into account dividends paid on stocks that make up the S&P 500 Index.

When you allocate money to an Indexed Strategy that uses the iShares U.S. Real Estate ETF, you will not be investing in that exchange-traded fund, in the securities or other assets that it holds, or in any real estate investment trust. Index Changes for these Strategies are calculated without taking into account dividends paid by the iShares U.S. Real Estate ETF.

When you allocate money to an Indexed Strategy that uses the iShares MSCI EAFE ETF, you will not be investing in that exchange-traded fund or in the securities or other assets that it holds, or in any stock included in the MSCI EAFE Index. Index Changes for these Strategies are calculated without taking into account dividends paid by the iShares MSCI EAFE ETF.

Because changes in the value of an Indexed Strategy are subject to Maximum Gains and either Maximum Losses or a Buffer, as applicable, and may be subject to a Vesting Factor, the performance of an Indexed Strategy may diverge from the performance of the Index.

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Market Risk

Money allocated to a Growth/-10% Floor Strategy or 10% Buffer Strategy that uses the S&P 500 Index is subject to the risk that the market value of the underlying securities that comprise the S&P 500 Index may decline. For a Growth Strategy, you will absorb any such market loss up to the amount of the Maximum Loss of 10%. For a Buffer Strategy, you will absorb any such market loss to the extent it exceeds the Buffer. In addition, any positive change in the Index Value over a Term will be lower than the total return on an investment in the stocks that comprise the S&P 500 Index because the total return will reflect dividend payments on those stocks and the Index Values will not reflect those dividend payments. Because the return on an Indexed Strategy that uses the S&P 500 Index will be subject to limitations and will be linked to its performance and not the performance of the underlying stocks, your return may be less than that of a direct investment in such stocks. In addition, due to the same limitations, your return may be less than that of a direct investment in a fund that tracks the S&P 500 Index. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

Money allocated to a Growth/-10% Floor Strategy that uses the iShares U.S. Real Estate ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the iShares U.S. Real Estate ETF is tied to the performance of the real estate sector, which is highly sensitive to general and local economic conditions and developments, characterized by intense competition and periodic overbuilding, and subject to risks associated with leverage. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. In addition, because the return on any indexed strategy that uses the iShares U.S. Real Estate ETF will be subject to limitations and will be linked to the performance of the iShares U.S. Real Estate ETF and not the performance of its underlying index or the components of that index, your return may be less than that of another investment linked directly to the performance of the fund, its underlying index, or a direct investment in such components. In addition, due to the same limitations, your return may be less than that of a direct investment in the iShares U.S. Real Estate ETF. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

Money allocated to a Growth/-10% Floor Strategy that uses the iShares MSCI EAFE ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the iShares MSCI EAFE ETF is tied to the performance of large- and mid-capitalization developed market equities, excluding the U.S. and Canada. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. In addition, because the return on any indexed strategy that uses the iShares MSCI EAFE ETF will be subject to limitations and will be linked to the performance of the iShares MSCI EAFE ETF and not the performance of its underlying index or the components of that index, your return may be less than that of another investment linked directly to the performance of the fund, its underlying index, or a direct investment in such components. In addition, due to the same limitations, your return may be less than that of a direct investment in the iShares MSCI EAFE ETF. Due to the Daily Charge, any positive return will be less than that of a direct investment in such stocks. ~~On the other hand, any negative return may be less negative, due to the downside protection provided by a Floor or Buffer.~~

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. As of the date of this prospectus, the COVID-19 pandemic has led to significant volatility and negative returns in the financial markets. These market conditions have impacted the performance of the Indexes to which the Growth/-10% Floor Strategies and 10% Buffer Strategies are linked. If these market conditions continue, and depending on your individual circumstances (e.g., your selected Indexed Strategies and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps

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speak to your registered representative about how this may affect your purchase. For example, in order to purchase the Contract, you may be required to submit your application prior to a specific date. In that case, if there is a delay because your application is incomplete or otherwise not in good order, you might not be able to purchase the Contract. Your broker-dealer may impose conditions on the purchase of the Contract, such as a lower maximum issue age, than we or other selling firms impose. We reserve the right to reject any application in our discretion.

Purchase Payments

The Contract is a modified single premium annuity contract. This means you may make one or more Purchase Payments during the purchase payment period. The purchase payment period begins on the Contract Effective Date. It will end two months after the Contract Effective Date.

We must receive your initial Purchase Payment on or before the Contract Effective Date. We must receive each additional Purchase Payment before the last day of the purchase payment period. We will not accept any Purchase Payment that we receive after the date that the Contract is cancelled or Surrendered or after a death for which a Death Benefit is payable.

The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

We reserve the right to refuse a Purchase Payment made in the form of a personal check in excess of $100,000. We may accept a Purchase Payment over $100,000 made in other forms, such as EFT/wire transfers, or certified checks or other checks written by financial institutions. We will not accept a Purchase Payment made with cash, money orders, or traveler’s checks.

Exchanges, Transfers, or Rollovers

If you own an annuity or tax-qualified account, you may be able to exchange it for an Index Frontier annuity, directly transfer it to an Index Frontier annuity, or roll it over to an Index Frontier annuity without paying taxes. Before you do, compare the benefits, features, and costs of each annuity or account. You may pay an early withdrawal charge under the old annuity or account. You may also pay a sales charge under the new annuity or account, or you may pay an early withdrawal charge if you later take withdrawals from the new annuity or account. Please note that some financial professionals may have a financial incentive to offer this Contract in place of the one the investor already owns. Ask your registered representative whether an exchange, transfer, or rollover would be advantageous, based on the features, benefits, and charges of the Index Frontier annuity.

If you purchase your Contract with an exchange, transfer, or rollover, a delay in processing the exchange, transfer, or rollover may delay the issuance of your new Contract or prevent the application of additional Purchase Payments to your existing Contract.

You should only exchange your existing contract for this Contract if you determine after comparing the features, fees, and risks of both contracts that it is preferable for you to purchase this Contract rather than continuing to own your existing contract.

Application of Purchase Payments

Each Purchase Payment will be held in the Purchase Payment Account until it is applied to an Indexed Strategy on a Strategy Application Date. On each Strategy Application Date, we will apply the then current balance of the Purchase Payment Account to the Indexed Strategies you selected.

In certain states, we are required to give back your Purchase Payment(s) if you decide to cancel your Contract during the free look period. If we are required by law to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period.

We will credit interest daily on amounts held in the Purchase Payment Account at the annual effective rate set out in your Contract. This rate will be at least 1%.

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-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%	-10%	-2%
-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%
-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%
-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%
-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%
-22%	-10%	-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%

In general, Growth Strategies are designed to protect against larger negative Index Changes, while Buffer Strategies are designed to protect against smaller negative Index Changes. When identical investments are made in a Growth Strategy and a Buffer Strategy using the same Index over the same Term, a negative change in the Index produces the following results:

•	a negative Index Change between 0% and -10%, measured on any day, would have a greater negative impact on the Growth Strategy

•	a negative Index Change between -10% and -20% could have a greater negative impact on either strategy, depending on the Index Change and the size of the Buffer on the day the Index Change is measured

•	a negative Index Change below -20%, measured on any day, would have a greater negative impact on the Buffer Strategy

See Examples - Impact of Withdrawals on Indexed Strategy Values section below for examples that illustrate these concepts.

Examples - Impact of Withdrawals on ~~Indexed Strategy~~Contract Values and Amounts Realized

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values ~~and~~, Vested Gains and Losses, and amounts realized at the end of the Term. These examples assume that you allocate a $50,000 Purchase Payment to the S&P 500 Growth/-10% Floor Strategy and a $50,000 Purchase Payment to the S&P 500 10% Buffer Strategy. ~~To simplify the examples, we~~The examples assume that the ~~stated withdrawal amounts include any related~~withdrawals are covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply. If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge.

Example A: Withdrawal When Index Rising Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Index Value at Term Start	1000	1000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,900 x 1% = $499 Vested Gain	$49,900 x 1% = $499 Vested Gain
Strategy Value before Withdrawal	$49,900 + $499 = $50,399	$49,900 + $499 = $50,399
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$~~10~~5,000 / $50,399 = ~~19.84~~9.92%	$~~10~~5,000 / $50,399 = ~~19.84~~9.92%
Proportional Reduction in Investment Base	$49,900 x 0.~~1984 = $9,901~~0992 = $4,950	$49,900 x 0.~~1984 = $9,901~~0992 = $4,950
Remaining Investment Base after Withdrawal	$49,900 - $~~9,901 = $39,999~~4,950 = $44,949	$49,900 - $~~9,901 = $39,999~~4,950 = $44,949

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Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~39,999~~44,949	$~~39,999~~44,949
Daily Charges from Day 147 to Term End	$~~120~~135	$~~120~~135
Remaining Investment Base at Term End	~~$39,999 - $120 = $39,879~~$44,949 - $135 = $44,814	~~$39,999 - $120 = $39,879~~$44,949 - $135 = $44,814
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$~~39,879~~44,814 x 12% = $~~4,785~~5,378 Vested Gain	$~~39,879~~44,814 x 13% = $5,~~184~~826 Vested Gain
Strategy Value at Term End	~~$39,879 + $4,785 =~~ $44,~~664~~814 + $5,378 = $50,192	$~~39,879~~44,814 + $5,~~184 = $45,063~~826 = $50,640

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $~~54,664 ($10~~55,192 ($5,000 withdrawal plus the $~~44,664~~50,192 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,720 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $5,970 gain ($49,750 x 12%)).

This hypothetical Strategy value of $55,720 exceeds the amount realized of $~~54,664~~55,192 because:

•	the gain at the time of the withdrawal caused the reduction in the Investment Base to be less than the actual amount withdrawn ($~~10~~5,000 - $~~9,901 = $99~~4,950 = $50); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($~~4,785~~5,378 - $5,970 = -$~~1,185~~592); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~30~~15 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~99 - $1,185 + $30 = -$1,056~~50 - $592 + $15 = -$528) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,720 - $~~1,056 = $54,664~~528 = $55,192).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $55,~~063 ($10~~640 ($5,000 withdrawal plus the $~~45,063~~50,640 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $56,218 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $6,468 gain ($49,750 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $~~399~~448 in this example. The amount you realized under the Buffer Strategy ($55,~~063~~640) exceeds the amount you realized under the Growth Strategy ($~~54,664~~55,192) because the Growth Strategy had a lower Maximum Gain, and the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain.

Example B: Withdrawal When Index Falls and Then Rises

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900

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Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	880	880
Negative Index Change	(880 - 1000) / 1000 = -12%	(880 - 1000) / 1000 = -12%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-12% - -4% = -8%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-8% x 100% = 8% Vested Loss
Vested Loss in Dollars	$49,900 x 10% = $4,990 Vested Loss	$49,900 x 8% = $3,992 Vested Loss
Strategy Value before Withdrawal	$49,900 - $4,990 = $44,910	$49,900 - $3,992 = $45,908
Amount Withdrawn	$4,945	$5,055
Percentage Reduction in Strategy Value	$~~10,000~~4,945 / $44,910 = ~~22.27~~11.01%	$~~10,000~~5,055 / $45,908 = ~~21.78~~11.01%
Proportional Reduction in Investment Base	$49,900 x 0.~~2227 = $11,111~~1101 = $5,495	$49,900 x 0.~~2178 = $10,868~~1101 = $5,495
Remaining Investment Base after Withdrawal	$49,900 - $~~11,111 = $38,789~~5,495 = $44,405	$49,900 - $~~10,868 = $39,030~~5,495 = $44,405

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~38,789~~44,405	~~$39,030~~44,405
Daily Charges from Day 147 to Term End	$~~116~~133	$~~117~~133
Remaining Investment Base at Term End	~~$38,789 - $116 = $38,673~~$44,405 - $133 = $44,272	~~$39,030 - $117 = $38,913~~$44,405 - $133 = $44,272
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$~~38,673~~44,272 x 12% = $~~4,641~~5,313 Vested Gain	$~~38,913~~44,272 x 13% = $5,~~059~~755 Vested Gain
Strategy Value at Term End	~~$38,673 + $4,641 = $43,314~~$44,272 + $5,313 = $49,585	$~~38,913~~44,272 + $5,~~059 = $43,972~~755 = $50,027

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $~~53,314 ($10,000~~54,530 ($4,945 withdrawal plus the $~~43,314~~49,585 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,720 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $5,970 gain ($49,750 x 12%)).

This hypothetical Strategy value of $55,720 exceeds the amount realized of $~~53,314~~54,530 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,111 = -$1,111~~4,945 - $5,495 = -$550); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($~~4,641~~5,313 - $5,970 = -$~~1,329~~657); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~34~~17 because they are being applied to a decreased Investment Base.

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The result for the S&P 500 Growth Strategy (-$~~1,111 + -$1,329 + $34 = -$2,406~~550 + -$657 + $17 = -$1,190) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,720 - $~~2,406 = $53,314~~1,190 = $54,530).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~53,972 ($10,000~~55,082 ($5,055 withdrawal plus the $~~43,972~~50,027 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $56,218 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $6,468 gain ($49,750 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $~~659~~553 in this example. The amount you realized under the Buffer Strategy ($~~53,972~~55,082) exceeds the amount you realized under the Growth Strategy ($~~53,314~~54,530) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed more of the negative Index Change (4 percentage points of the -12% change) than the Maximum Loss absorbed (2 percentage points of the -12% change), thus reducing the Investment Base of the Growth Strategy by more than the reduction in the Buffer Strategy and (2) the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain, thus increasing the Buffer Strategy’s value by more than the increase in the Growth Strategy’s value.

Example C: Withdrawal When Index Falling Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	980	980
Negative Index Change	(980 - 1000) / 1000 = -2%	(980 - 1000) / 1000 = -2%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-2%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -2% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as a Percentage	-2% x 100% = 2% Vested Loss	0% Vested Loss
Vested Loss in Dollars	$49,900 x 2% = $998 Vested Loss	$0 Vested Loss
Strategy Value before Withdrawal	$49,900 - $998 = $48,902	$49,900 - $0 = $49,900
Amount Withdrawn	$4,949	$5,051
Percentage Reduction in Strategy Value	$~~10,000~~4,949 / $48,902 = ~~20.45~~10.12%	$~~10,000~~5,051 / $49,900 = ~~20.04~~10.12%
Proportional Reduction in Investment Base	$49,900 x 0.~~2045 = $10,204~~1012 = $5,051	$49,900 x .0.~~2004 = $10,000~~1012 = $5,051
Remaining Investment Base after Withdrawal	$49,900 - $~~10,204 = $39,696~~5,051 = $44,849	$49,900 - $~~10,000 = $39,900~~5,051 = $44,849

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~39,696~~44,849	$~~39,900~~44,849
Daily Charges from Day 147 to Term End	$~~119~~135	$~~120~~135
Remaining Investment Base at Term End	~~$39,696 - $119 = $39,577~~$44,849 - $135 = $44,715	~~$39,900 - $120 = $39,780~~$44,849 - $135 = $44,715
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%

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Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - -10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,577~~44,715 x 10% = $~~3,958~~4,471 Vested Loss	$~~39,900~~44,715 x 4% = $1,~~591~~789 Vested Loss
Strategy Value at Term End	~~$39,577 - $3,958 = $35,619~~$44,715 - $4,471 = $40,243	$~~39,900~~44,715 - $1,~~591 = $38,189~~789 = $42,926

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,~~619 ($10,000~~193 ($4,949 withdrawal plus the $~~35,619~~40,243 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $45,~~619~~193 exceeds this hypothetical Strategy value of $44,775 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $10,204 = -$204~~4,949 - $5,051 = -$101); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,975 - $~~3,958 = $1,017~~4,471 = $504); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~31~~15 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~1,017 - $204 + 31 = $844~~504 - $101 + 15 = $418) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,~~619 - $844~~193 - $418 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $~~48,189 ($10,000~~47,977 ($5,051 withdrawal plus the $~~38,189~~42,926 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,760 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $1,990 loss ($49,750 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~570~~784 in this example. The amount you realized under the Buffer Strategy ($~~48,189~~47,977) exceeds the amount you realized under the Growth Strategy ($45,~~619~~193) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed all of the negative Index Change of -2%, while the Maximum Loss did not absorb any of the negative Index Change, thus reducing the Investment Base of only the Growth Strategy and (2) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Example D: Withdrawal When Index Falling Steadily and Precipitously

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000

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Index Value at Date of Withdrawal	850	850
Negative Index Change	(850 - 1000) / 1000 = -15%	(850 - 1000) / 1000 = -15%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-15% - -4% = -11%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-11% x 100% = 11% Vested Loss
Vested Loss in Dollars	$49,900 x 10% = $4,990 Vested Loss	$49,900 x 11% = $5,489 Vested Loss
Strategy Value before Withdrawal	$49,900 - $4,990 = $44,910	$49,900 - $5,489 = $44,411
Amount Withdrawn	$5,028	$4,972
Percentage Reduction in Strategy Value	$~~10,000~~5,028 / $44,910 = ~~22.27~~11.20%	$~~10,000~~4,972 / $44,411 = ~~22.52~~11.20%
Proportional Reduction in Investment Base	$49,900 x 0.~~2227 = $11,111~~1120 = $5,587	$49,900 x 0.~~2252 = $11,236~~1120 = $5,587
Remaining Investment Base after Withdrawal	$49,900 - $~~11,111 = $38,789~~5,587 = $44,313	$49,900 - $~~11,236 = $38,664~~5,587 = $44,313

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~38,789~~44,313	$~~38,664~~44,313
Daily Charges from Day 147 to Term End	$~~120~~133	$~~120~~133
Remaining Investment Base at Term End	~~$38,789 - $120 = $38,669~~$44,313 - $133 = $44,180	~~$38,664 - $120 = $38,544~~$44,313 - $133 = $44,180
Index Value at Term Start	1000	1000
Index Value at Term End	750	750
Negative Index Change	(750 - 1000) / 1000 = -25%	(750 - 1000) / 1000 = -25%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-25% - -10% = -15%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-15% x 100% = 15% Vested Loss
Vested Loss in Dollars	$~~38,669~~44,180 x 10% = $~~3,867~~4,418 Vested Loss	$~~38,544~~44,180 x 15% = $~~5,782~~6,627 Vested Loss
Strategy Value at Term End	~~$38,669 - $3,867 = $34,802~~$44,180 - $4,418 = $39,762	~~$38,544 - $5,782 = $32,762~~$44,180 - $6,627 = $37,553

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $44,~~802 ($10,000~~790 ($5,028 withdrawal plus the $~~34,802~~39,762 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $44,~~802~~790 exceeds this hypothetical Strategy value of $44,775 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,111 = -$1,111~~5,028 - $5,587 = -$559); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,975 - $~~3,867 = $1,108~~4,418 = $557); and

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•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~30~~17 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~1,108 - $1,111 + 30 = $27~~557 - $559 + 17 = $15) is equal to the difference between the amount realized and the hypothetical Strategy value ($44,~~802 - $47~~790 - $15 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $42,~~762 ($10,000~~525 ($4,972 withdrawal plus the $~~32,762~~37,553 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $42,288 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $7,463 loss ($49,750 x -15%)).

The amount realized of $42,~~762~~525 exceeds this hypothetical Strategy value of $42,288 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~10,000 - $11,236 = -$1,236~~4,972 - $5,587 = -$615);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($7,463 - $~~5,782 = $1,681~~6,627 = $836); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~30~~17.

The result for the S&P 500 Buffer Strategy ($~~1,681 - $1,236 + 30 = $475~~836 - $615 + 17 = $238) is equal to the difference between the amount realized and the hypothetical Strategy value ($42,~~762 - $475~~525 - $238 = $42,288).

Your investment in the S&P 500 Buffer Strategy underperformed the S&P 500 Growth Strategy by $2,~~040~~265 in this example. The amount you realized under the Buffer Strategy ($42,~~762~~525) is smaller than the amount you realized under the Growth Strategy ($44,~~802~~790) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed less of the negative Index Change of -15%, thus reducing the Investment Base of the Buffer Strategy to a greater extent, and (2) at the end of the Term, the Buffer absorbed less of the negative Index Change (10 percentage points of the -25% change) than the Maximum Loss absorbed (15 percentage points of the -25% change), thus reducing the Buffer Strategy value by more than the reduction in the Growth Strategy value.

Example E: Withdrawal When Index Rises and Then Falls

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1080	1080
Positive Index Change	(1080 - 1000) / 1000 = 8%	(1080 - 1000) / 1000 = 8%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	8%	8%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	8% x 25% = 2% Vested Gain	8% x 25% = 2% Vested Gain
Vested Gain in Dollars	$49,900 x 2% = $998 Vested Gain	$49,900 x 2% = $998 Vested Gain
Strategy Value before Withdrawal	$49,900 + $998 = $50,898	$49,900 + $998 = $50,898
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$~~10~~5,000 / $50,898 = ~~19.65~~9.82%	$~~10~~5,000 / $50,898 = ~~19.65~~9.82%
Proportional Reduction in Investment Base	$49,900 x 0.~~1965 = $9,804~~0982 = $4,902	$49,900 x 0.~~1965 = $9,804~~0982 = $4,902
Remaining Investment Base after Withdrawal	$49,900 - $ ~~9,804 = $40,096~~4,902 = $44,998	$49,900 - $ ~~9,804 = $40,096~~4,902 = $44,998

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Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$~~40,096~~44,998	$~~40,096~~44,998
Daily Charges from Day 147 to Term End	$~~120~~135	$~~120~~135
Remaining Investment Base at Term End	~~$40,096 - $120 = $39,976~~$44,998 - $135 = $44,863	~~$40,096 - $120 = $39,976~~$44,998 - $135 = $44,863
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - -10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,976~~44,863 x 10% = $~~3,998~~4,486 Vested Loss	$~~39,976~~44,863 x 4% = $1,~~599~~795 Vested Loss
Strategy Value at Term End	~~$39,976 - $3,998 = $35,978~~$44,863 - $4,486 = $40,376	$~~39,976~~44,863 - $1,~~599 = $38,377~~795 = $43,068

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,~~978 ($10~~376 ($5,000 withdrawal plus the $~~35,978~~40,376 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $45,~~978~~376 exceeds this hypothetical Strategy value of $44,775 because:

•	the gain at the time of the withdrawal caused the reduction in the Investment Base to be less than the actual amount withdrawn ($~~10~~5,000 - $~~9,804 = $196~~4,902 = $98);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,975 - $~~3,998 = $977~~4,486 = $489); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $~~30~~15 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~196 + $977 + $30 = $1,203~~98 + $489 + $15 = $601) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,~~978 - $1,213~~376 - $601 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $48,~~377 ($10~~068 ($5,000 withdrawal plus the $~~38,377~~43,068 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,760 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $1,990 loss ($49,750 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~399~~692 in this example. The amount you realized under the Buffer Strategy ($48,~~377~~068) exceeds the amount you realized under the Growth Strategy ($45,~~978~~376) because, at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

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Example F: Multiple Withdrawals in a Volatile Market

Impact of $2,500 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,900 x 1% = $499 Vested Gain	$49,900 x 1% = $499 Vested Gain
Strategy Value before Withdrawal	$49,900 + $499 = $50,399	$49,900 + $499 = $50,399
Amount Withdrawn	$1,250	$1,250
Percentage Reduction in Strategy Value	$~~2,500~~1,250 / $50,399 = ~~4.96~~2.48%	$~~2,500~~1,250 / $50,399 = ~~4.96~~2.48%
Proportional Reduction in Investment Base	$49,900 x 0.~~0496 = $2,475~~0248 = $1,238	$49,900 x 0.~~0496 = $2,475~~0248 = $1,238
Remaining Investment Base after Day 146 Withdrawal	$49,900 - $~~2,475 = $47,425~~1,238 = $48,662	$49,900 - $~~2,475 = $47,425~~1,238 = $48,662

Impact of $3,500 Withdrawal on Day 219 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 146 Withdrawal	$~~47,425~~48,662	$~~47,425~~48,662
Daily Charges Day 147 through Day 219	$~~48~~49	$~~48~~49
Remaining Investment Base on Day 219	~~$47,425 -~~ $48 ~~= $47,377~~,662 - $49 = $48,613	~~$47,425 -~~ $48 ~~= $47,377~~,662 - $49 = $48,613
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	970	970
Negative Index Change	(970 - 1000) / 1000 = -3%	(970 - 1000) / 1000 = -3%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-3%	N/A
Buffer on Day 219 of Term	N/A	10% x (365-146)/365 = 6% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -3% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as Percentage	-3% x 100% = 3% Vested Loss	0%
Vested Loss in Dollars	$~~47,377 x~~48,613x 3% = $1,~~421~~458 Vested Loss	$0
Strategy Value before Withdrawal	$~~47,377~~ 48,613- $1,~~421 = $45,955~~458 = $47,155	$~~47,377~~ 48,613- $0 = $~~47,377~~48,613
Amount Withdrawn	$1,723	$1,777
Percentage Reduction in Strategy Value	$1,723 / $47,155 = 3~~,500 / $45,955 = 7.62~~.65%	$1,777 / $48,613= 3~~,500 / $47,377 = 7.39~~.65%
Proportional Reduction in Investment Base	$~~47,377 x~~48,613x 0.~~0762 = $3,608~~0365 = $1,777	$~~47,377 x~~48,613x 0.~~0739 = $3,500~~ 0365 = $1,777
Remaining Investment Base after Day 219 Withdrawal	~~$47,377 - $3,608 = $43,769~~$48,613- $1,777 = $46,837	~~$47,377 - $3,500 = $43,877~~$48,613- $1,777 = $46,837

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Impact of $4,000 Withdrawal on Day 292 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 219 Withdrawal	$~~43,769~~46,837	$~~43,877~~ 46,837
Daily Charges Day 220 through Day 292	$~~44~~47	$~~44~~47
Remaining Investment Base on Day 292	~~$43,769 - $44 = $43,725~~$46,837- $47 = $46,790	~~$43,877 - $44 = $43,833~~$46,837 - $47 = $46,790
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1150	1150
Positive Index Change	(1150 - 1000) / 1000 = 15%	(1150 - 1000) / 1000 = 15%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	14%
Vesting Factor in Month 8	50%	50%
Vested Gain as a Percentage	12% x 50% = 6% Vested Gain	14% x 50% = 7% Vested Gain
Vested Gain in Dollars	$~~43,725~~46,790 x 6% = $2,~~623~~807 Vested Gain	$~~43,833~~46,790 x 7% = $3,~~068~~275 Vested Gain
Strategy Value before Withdrawal	$~~43,725~~46,790 + $2,~~623 = $46,348~~807 = $49,597	$~~43,833~~46,790 + $3,~~068 = $46,901~~275 = $50,065
Amount Withdrawn	$1,991	$2,009
Percentage Reduction in Strategy Value	$1,991 / $49,597 = 4~~,000 / $46,348 = 8.63~~.01%	$2,009 / $50,065 = 4~~,000 / $46,901 = 8.53~~.01%
Proportional Reduction in Investment Base	$~~43,725~~46,790 x 0.~~0863 = $3,774~~0401 = $1,878	$~~43,833~~46,790 x 0.~~0853 = $3,738~~0401 = $1,878
Remaining Investment Base after Day 292 Withdrawal	~~$43,725 - $3,774 = $39,951~~$46,790 - $1,878 = $44,912	~~$43,833 - $3,738 = $40,094~~$46,790 - $1,878 = $44,912

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 292 Withdrawal	$~~39,951~~44,912	$~~40,094~~44,912
Daily Charges Day 293 to Term End	$~~40~~45	$~~40~~45
Remaining Investment Base at Term End	~~$39,951 - $40 = $39,911~~$44,912 - $45 = $44,867	~~$40,094 - $40 = $40,054~~$44,912 - $45 = $44,867
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - - 10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$~~39,911~~44,867 x 10% = $~~3,991~~4,487 Vested Loss	$~~40,054~~44,867 x 4% = $1,~~602~~795 Vested Loss
Strategy Value at Term End	~~$39,911 - $3,991 = $35,920~~$44,867 - $4,487 = $40,380	$~~40,054~~44,867 - $1,~~602 = $38,452~~795 = $43,072

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,~~920 ($10,000~~344 ($4,964 total withdrawal plus the $~~35,920~~40,380 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,~~963~~975 loss ($49,750 x -10%)).

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The amount realized of $45,~~920~~344 exceeds this hypothetical Strategy value of $44,775 because:

•

the gains at the time of the $~~2,500~~1,250 and $~~4,000~~1,991 withdrawals caused the reductions in the Investment Base to be less than the actual amounts withdrawn ($~~2,500 - $2,475 = $25 and $4,000 - $3,774 = $226~~1,250 - $1,238 = $12 and $1,991 - $1,878 = $113);

•	the loss at the time of the $~~3,500~~1,723 withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($~~3,500 - $3,608 = -$108~~1,723 - $1,777 = -$54);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be less than the hypothetical loss ($4,975 - $~~3,991 = $984~~4,487 = $488); and

•	the Daily Charges are lower than they would have been without the withdrawals by $~~18~~9 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($~~25 + $226 - $108 + $984 + $18 = $1,145~~12 + $113 - $54 + $488 + $9 = $568) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,~~920 - $1,145~~344 - $568 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $48,~~452 ($10,000~~108 ($5,036 total withdrawals plus the $~~38,452~~43,072 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,760 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $1,990 loss ($49,750 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,~~532~~764 in this example. The amount you realized under the Buffer Strategy ($48,~~452~~108) exceeds the amount you realized under the Growth Strategy ($45,~~920~~344) for three reasons: (1) at the time of the Day 219 withdrawal, the Buffer absorbed all of the negative Index Change of -3%, while the Maximum Loss did not absorb any of the negative Index Change, thus reducing the Investment Base of the Growth Strategy only, (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Maximum Gain of both the Buffer Strategy and the Growth Strategy, but the Buffer Strategy had a higher Maximum Gain than the Growth Strategy, so the Buffer Strategy’s Investment Base increased to a greater extent, and (3) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Strategy Renewals and Reallocations at Term End

Renewals

At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term of the same Strategy will not include any amount that is moved to a different Strategy as part of a reallocation at the Term end.

Reallocations

At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the available Strategies. You can only reallocate amounts from one Indexed Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any renewal or reallocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to an Indexed Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

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The new Term of each Strategy is subject to the Maximum Gain in effect for that Strategy for that new Term. For example, the Maximum Gain for an Indexed Strategy for a new Term may be different than the Maximum Gain for that Indexed Strategy for the Term that is ending.

Availability of Strategies

At the end of a Term, we may eliminate a particular Indexed Strategy in our discretion. We will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Maximum Gains that will apply for that next Term on our website.

We are not obligated to offer any one particular Indexed Strategy. At the end of a Term, we can add or stop offering any Indexed Strategy at our discretion. For example, we could stop offering Growth/-10% Floor Strategies after the first five Contract Years. We may limit the availability of an Indexed Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Indexed Strategies may not be available in all states.

We will always offer at least one Conserve/0% Floor Strategy. No earnings are guaranteed for an Indexed Strategy.

If we add or stop offering a Indexed Strategy at the end of a Term, we will send you a notification. If funds are held in an Indexed Strategy that will no longer be available after the end of a Term, the funds will remain in that Indexed Strategy until the end of that Term.

If you have allocated money to an Indexed Strategy and that Indexed Strategy will not be available for the next Term, then the Bailout right will apply. In this case, you may withdraw money from that Indexed Strategy at the end of the current Term without incurring an Early Withdrawal Charge, or you may reallocate amounts to another Indexed Strategy.

Reallocations to Default Strategies

At the end of a Term, to the extent any amount cannot be applied to a given Indexed Strategy for the next Term because that Strategy is no longer available or the amount is under the minimum or over the maximum for that Strategy for the new Term, if you do not withdraw the funds pursuant to your Bailout Right or reallocate them to another Index Strategy, then we will reallocate the amount to a default Strategy. The default strategy will be a Conserve/0% Floor Strategy that we designate.

If the amount to be applied exceeds the maximum, then the default reallocation rules will apply only to the excess amount. For example, if the maximum amount for an Indexed Strategy is $50,000 and the amount to be applied is $54,000, then the default reallocation rules will apply only to the excess $4,000.

Cash Benefit

Surrender

You may Surrender your Contract at any time before the earlier of: (1) the Annuity Payout Initiation Date; or (2) a death for which a Death Benefit is payable. The right to Surrender may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A Surrender must be made by a Request in Good Order. The amount paid upon Surrender is the Surrender Value. If you Surrender your Contract, the Contract terminates.

Withdrawals

You may take a withdrawal from your Contract at any time before the earliest of: (1) the Annuity Payout Initiation Date; (2) a death for which a Death Benefit is payable; or (3) the date that this Contract is Surrendered. The right to withdraw may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A withdrawal must be made by a Request in Good Order. The amount of any withdrawal must at least $500. If the withdrawal would reduce the Account Value to less than the minimum value of $5,000, we will treat the withdrawal request as a request to withdraw the maximum amount that may be taken without reducing your Account Value to less than $5,000.

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A designation of Beneficiary must be made by a Request in Good Order. We must receive the request on or before the date of death for which a Death Benefit is payable.

•	You may designate two or more persons jointly as the Beneficiaries. Unless you state otherwise, joint Beneficiaries that are surviving are entitled to equal shares.

•

You may designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary is entitled to a benefit only if there is no primary Beneficiary who that is surviving.

Survivorship Required

In order to be entitled to receive a Death Benefit, a Beneficiary must survive for at least 30 days after the death for which the Death Benefit is payable.

If you designate your spouse as a Beneficiary and your marriage ends before your death, we will treat your former spouse as having predeceased you unless:

•	a court order provides that the former spouse’s rights as a beneficiary are to continue; or

•	the former spouse remains or becomes an Owner.

Other Contract Provisions

Amendment of the Contract

We reserve the right to amend the Contract to comply with applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

Misstatement

We may require proof of the age of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by such person’s life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount with interest. If payments would be lower, we may deduct the overpaid amount, with interest, from succeeding payments.

Involuntary Termination

~~We may terminate~~

If your ~~Contract at any time that the~~ Account Value on any anniversary of the initial Strategy Application Date is ~~less than~~below the minimum ~~required~~ value of $5,000 ~~due to poor market performance or withdrawals from the Contract. For example~~for any reason, we may terminate your Contract ~~if a loss on a Growth/-10% Floor Strategy or a 10% Buffer Strategy causes your Account Value to fall below $5,000. If we terminate your Contract, we~~on that anniversary. If your Contract has Terms that end on the same date because you made only one Purchase Payment, any involuntary termination will ~~pay you~~ occur on that date. If your Contract has Terms that end on different dates because you made more than one Purchase Payment, any involuntary termination will occur on one of those dates, which will be the end of one Term but not the end of the other Terms. In this case, the Surrender Value ~~determined as of the date that we terminate~~payable upon termination of your Contract will reflect the Vested Gains and Vested Losses used to calculate the values of Indexed Strategies with Terms that are not ending on the termination date.

Loans

Loans are not available under the Contract.

State Variations

This prospectus describes the material features of the Contract. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. However, please note that the maximum charge is set forth in this prospectus. If you would like to review a copy of the Contract and any endorsements, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, visit our website at GAIGannuities.com or call us at 1-800-789-6771.

The following information is a summary of material state variations as of the date of this prospectus.

General

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